September 11, 2006
VIA EDGAR, FACSIMILE AND OVERNIGHT MAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Form 8-K Filed on February 2, 2006
Form 8-K Filed on April 30, 2006
File No. 000-15386
Dear Ms. Collins:
We are in receipt of the letter dated August 11, 2006 (the “Second Staff Letter”), whereby the Staff of the Securities and Exchange Commission (the “Commission”) responded to our letter dated July 12, 2006 and submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2005, the Current Report on Form 8-K filed on February 2, 2006 and the Current Report on Form 8-K filed on April 30, 2006 of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to the additional comments identified in your Second Staff Letter. For your convenience, we have repeated each of the comments set forth in the Second Staff Letter and followed each comment with the Company’s response.
1.	We note your response to our prior comment no. 2 and we reissue the portion of the comment requesting an analysis of each new product release or enhancement capitalized in fiscal 2003, 2004 and 2005. Also provide us with the supplemental summary sheet of software development costs referred to in the last sentence of your response. In your response address or provide the following (for each new product release or enhancement):
Company Response:
The supplemental summary sheet of software development costs by major product category for the past three years along with the dates of the 8 software releases issued by the Company from 2003 to 2005 is attached as Appendix A.
a.	The date initial development activities were started.
Company Response: See discussion below
b.	The date technological feasibility was first established and costs were first capitalized.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

Company Response: See discussion below
c.	The date when the product (or enhancement) was available for general release.
Company Response: See discussion below
d.	The amount of costs incurred prior to reaching technological feasibility (i.e., expensed) and during the period from achievement of technological feasibility to the date the product or enhancement was available for general release (i.e., capitalized costs).
Company Response: See discussion below
e.	A discussion of how the Company evaluated the product (or enhancement) pursuant to the criteria in paragraph 4 of SFAS 86 in determining that technological feasibility had been achieved.
Company Response:
There is a point in time in the Company’s software development process that allows management the opportunity to evaluate the product (or enhancement) pursuant to the criteria in paragraph 4 of SFAS No. 86 in determining that technological feasibility has been achieved. This point in time is when the “Technical Design” document that has been written by the system architects has been approved and is ready for the engineers to begin writing the code. It is at this point in time that the Company has completed a detailed program design (which includes linking back to the requirements or product specifications) which is ready to be coded and a determination has been made that Cerner has the necessary skills, hardware and technology to complete the design. In addition, at this point the “Technical Design” document is used to develop test plans. The test plans are used later in the process to verify that the enhancements that were written meet the specifications in the detailed program design. As part of the approval of the “Technical Design” document, the project is reviewed for high-risk development issues. That is, an evaluation is made prior to approval, which takes into account the risk aspect of the development. The resolution of high risk development issues is evidenced generally by the maturity of the suite of products that Cerner has developed that operate on a mature and stable platform that was developed in the late 1990’s. This platform has seen wide-spread adoption as evidenced by the number of Cerner clients which are currently using the software.
Once the design is completed and the test plans are written, engineers write the code to create the enhancement. The changes to the code are then sent to testing, where they are compared with the technical design and the detailed requirements by running the updated code through the test plans. Capitalization of costs stops prior to the beginning of the testing phase.
Once the testing is successfully completed, the changes to the code receive their certification. They are then packaged for release to clients.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

f.	With regard to enhancements, tell us whether the new release was issued in response to promises made at the time of sale of the original software product.
Company Response:
The Company policy is not to commit to enhancements at the time of sale of the original software product. We have limited instances where we commit to clients a specific enhancement at the time of the sale of the original product. In those instances we account for the specific enhancements as specified upgrade rights for which we do not have VSOE and, accordingly, all revenue is deferred until the specific upgrade right is delivered.
g.	A discussion of the nature of the costs capitalized.
Company Response:
The capitalized software development costs are predominately (more than 95% of the total costs) salary paid to the software engineers that are working on the projects to write code and related payroll benefits. In addition, there are outside expenses, such as outside labor, directly related to enhancements which are capitalized. These amounts are less than 5% of the total amount capitalized.
h.	The timing of commencing amortization of software costs from the date they are capitalized and the authoritative literature that supports your accounting.
Company Response:
Prior to January 1, 2006, given the multitude of new product and enhancement releases which were released at varying times throughout each year, we consistently applied a policy whereby we began amortizing all software development costs capitalized during each fiscal year on the first day of the following fiscal year. The Company recognized that this policy was not technically consistent with paragraph 8 of SFAS 86. However, we periodically estimated the impact to the financial statements of utilizing this policy and believed the financial statement impact of our policy was not materially different than that prescribed by paragraph 8 of SFAS 86. For example, in 2005 we estimated that if the Company had been strictly following the guidance in paragraph 8 for amortizing software costs previously capitalized, net income before taxes would have been $1.7M higher in 2005 than what was reported.
Effective January 1, 2006, we ceased utilizing this policy for new releases and began amortizing the capitalized costs associated with each product/enhancement group when released to clients. We stopped utilizing the previous policy mentioned above on January 1, 2006 mainly due to the fact that the Company is moving towards having only one release to clients during each year and believed there was more likelihood that our previous policy could result in a material difference from that prescribed by paragraph 8 of SFAS 86.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

i.	The basis for the amortization period of the capitalized software costs.
Company Response:
We amortize software costs capitalized on a product-by-product basis at the greater of the amount computed using the ratio of current gross revenues to the total of future gross revenues for that product or the straight line method over a five (5) year period. The five (5) year period is an estimate of the economic life of the software given its current functionality. Historically, the Company’s software programs are used by its clients for at least five years and can be used a decade or more.
Company Response Regarding Items 1.a thru 1.d above:
We want to be responsive to the Staff’s request for information, however, we do not have readily available an analysis that shows all of the information requested. We have provided in Appendix B and Appendix C detailed information that we believe will, in substance, provide the information requested as further described below.
The Company’s process is not designed to track each individual enhancement in a separate project code whereby the accumulated capitalized costs for such individual enhancement would be available. Rather, detailed program designs are completed for groups of related enhancements that add to the functionality of Cerner’s products that extend the life of those products or significantly improve the marketability of the original products. Because detailed program designs are completed for groups of like enhancements, the Company’s process is designed to track costs by project numbers assigned to the individual products that are being enhanced. Once technological feasibility is achieved, employees code their time and submit it weekly, through the Company’s payroll system, to project numbers established to capture development costs for the respective products. Only those project numbers, which have been deemed “enhancements” or “new solutions”, and have reached technological feasibility, as described above, are capitalized. Any charges related to “bug fixes” or “corrections” are expensed as charged.
The Company does not track by individual product its design and research and development expenses which are not capitalized. Therefore, we are unable to provide the amount of costs incurred prior to reaching technological feasibility for each new product or product enhancement as requested by the Staff in item 1.d. The total research and development expense for 2005, 2004 and 2003 was $226,238,000, $188,264,000 and $179,999,000, respectively.
Appendix B contains the software development costs capitalized by project number for each year from 2003 through 2005. Appendix C contains several pages from the 231 page report (please let us know if you desire the entire list) that provides a detailed description of each enhancement. Certain of the costs noted within Appendix C by project show immaterial

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

negative amounts. These amounts are due to miscellaneous adjustments made subsequent to year end between projects resulting in insignificant negative amounts for the particular projects. Appendix D is a subset of Appendix C for the May 2005 upgrades release, and contains the start date of the project, technological feasibility date, completion date, release date and the project number in which the costs were accumulated. This information for each enhancement is available, but currently is not maintained within the same database. Accumulating the information in Appendix D is a manual process and therefore has only been provided for a subset of the May 2005 release.
2.	We note your responses to our prior comment no. 5 and prior comment no. 6. Please address the following:
a.	Describe the relevant terms of an example transaction and provide a detailed description and analysis of how you evaluate the arrangements for purposes of revenue recognition. In this regard, provide us with total arrangement fee, a description of each element included in the arrangement, timing of delivery for each element, application of applicable paragraphs in EITF 00-21 to determine units of accounting, allocation of arrangement fee, timing of revenue recognition for each element, application of SOP 97-2, application of other authoritative literature.
Company Response:
The Company provides several models for the procurement of its clinical, financial and administrative information systems. The predominant arrangement type contains a perpetual software license agreement, project-related installation services, implementation services, knowledge content subscriptions, software support and either remote hosting or computer hardware and third-party sublicensed software. The example transaction provided below includes the following elements: software, project-related installation services, implementation services, software support, computer equipment (hardware), third-party sublicensed software and knowledge content subscriptions.
The first step in our allocation process entails determining which elements of the arrangement are subject to specific higher level GAAP literature and those that are not. In the example transaction, using the guidance in EITF 03-5, we concluded that the software license, project-related installation services, implementation services, software support, sublicensed software elements and knowledge content subscriptions are all software-related elements subject to the accounting prescribed by SOP 97-2. As noted in our previous response, we do not believe the hardware is a software-related element. Furthermore, although the software and project-related installation services are software-related elements, we have concluded that the installation services are essential to the functionality of the software. Therefore, these two elements are combined and accounted for under SOP 81-1 pursuant to paragraph 65 of SOP 97-2. In this example arrangement, we concluded that we have elements that are within the

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

scope of SOP 97-2, SOP 81-1 and the non-software element (i.e. hardware) that is not within the scope of higher level GAAP literature. Neither SOP 97-2 nor SOP 81-1 provide guidance for separating deliverables within their scope from those not in their scope. Thus, we have concluded that our arrangements would fall within the guidance of paragraph 4.a.iii. of EITF 00-21.
The next step in our allocation process is to determine whether we meet the criteria for separation of the various deliverables pursuant to paragraph 9 of EITF 00-21. We believe we meet the criteria for separation of the hardware deliverable from the remainder of the deliverables (SOP-97 and SOP 81-1), because the SOP 97-2 and SOP 81-1 deliverables have stand-alone value, we have objective and reliable evidence of fair value for the hardware, and we do not provide for a general right of return in our arrangements. By analogy to TPA 5100.49, we believe that we have a basis for separating the software-related elements not subject to SOP 81-1 from the SOP 81-1 deliverables as we have VSOE for all of the undelivered software-related elements not subject to contract accounting.
We do not have VSOE for the deliverables subject to SOP 81-1 (i.e., software and project-installation services). However, as noted above, we do have VSOE or objective and reliable evidence of fair value for all other deliverables in the arrangement. Because we have concluded that the hardware deliverable qualifies for separation pursuant to EITF 00-21, and that we have a basis for separation of the software-related elements not subject to SOP 81-1 from those that are subject to SOP 81-1 based on VSOE consistent with TPA 5100.49, we have concluded that we may apply the residual method to determine the amount of the total fee that is attributable to the SOP 81-1 deliverables provided certain criteria are met. That is, solely for the purposes of allocating arrangement consideration under EITF 00-21 between non-SOP 81-1 deliverables and SOP 81-1 deliverables, we have concluded that the residual method may be applied after the SOP 81-1 services have commenced if the SOP 81-1 services will be completed prior to delivery of or completion of the non-SOP 81-1 elements. In other words, we believe that provided that evidence of fair value exists for all undelivered elements other than contract accounting elements, the contract accounting services have begun, and the contract accounting elements will be completed prior to the delivery or completion of the remaining elements, then the arrangement fee can be allocated to the non-SOP 81-1 elements under the residual method, with the remaining consideration allocated to the in-process contract accounting unit. This treatment is consistent with the guidance contained in TPA 5100.49 on separating PCS from the elements subject to contract accounting.
In accordance with the above guidance, we start with the total arrangement fee and then subtract the amounts allocated to each non-SOP 81-1 deliverable based on VSOE or objective and reliable evidence of fair value to determine the residual amount allocated to the software and installation services subject to SOP 81-1. Because the timing of delivery of the installation of services has commenced upon delivery of the software and is completed over a short duration, we believe we qualify for separation concurrent with the delivery of the software. The table below illustrates our allocation exercise for the example transaction:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

Stated contract fees
Software including web-based tools	$	*
Installation	$	*
Software support (PCS)	$	*
Implementation services	$	*
Subscriptions	$	*
Hardware	$	*
Sublicensed software	$	*

Total arrangement fee	$	*

Fee allocation
Total Arrangement Fee	$	*

Hardware	($	*	)	A
Implementation Services	($	*	)	B
PCS (including implied PCS)	($	*	)	C
Sublicensed Software	($	*	)	D
Subscriptions	($	*	)	E

Residual amount:
Software and installation services	$	*		F

*	Confidential information has been omitted and filed separately with the Commission.
The table found in Appendix E provides the following information for each element of the arrangement: description, payment terms, timing of delivery, basis for determining VSOE, and the manner in which revenue is recognized. The letter beside each element corresponds to the applicable letter in Appendix E.
b.	You state throughout your responses that you determined that the software-related services, apart from installation services, were not essential to the functionality of the software. We would point out that the language in SOP 97-2 refers to service elements not being essential to the functionality of any other element.
Company Response:
The Company agrees. The Company’s response was intended to be in relation to all other elements, not just software.
c.	For each service element, provide us with a detailed analysis pursuant to the criteria in paragraph 65 and 68-71 supporting your conclusion regarding whether the element qualifies for separate accounting.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

Company Response:
The Company has three key service elements within the scope of SOP 97-2 for which the evaluation under paragraphs 65 and 68-71 is necessary: 1) installation services, 2) implementation services and 3) hosting services.
As has been discussed previously, the Company has concluded that installation services are essential to the functionality of the software and, thus, these services do not qualify for separate accounting pursuant to paragraph 65 of SOP 97-2 primarily due to the fact that our installation services can only be performed by us, client personnel do not play an active role in the installation of the software and installation services are not sold separate from the software. Accordingly, the revenue attributable to installation services and software are combined and recognized over the installation period pursuant to SOP 81-1.
We believe that the implementation services and hosting services do qualify for separate accounting pursuant to paragraphs 65 and 68-71 of SOP 97-2. Following is the Company’s analysis supporting our conclusion that these services qualify for separate accounting.
Implementation Services
.65 In order to account separately for the service element of an arrangement that includes both software and services, sufficient vendor-specific objective evidence of fair value must exist to permit allocation of the revenue to the various elements of the arrangement (as discussed in paragraphs .10 and .12 ). Additionally, the services ( a ) must not be essential to the functionality of any other element of the transaction and ( b ) must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.
Company Response:
The Company has determined that sufficient vendor-specific objective evidence of fair value exists for implementation services as further detailed in our Response to #2.d and other elements of the arrangement to permit allocation of the revenue to the various elements of the arrangement. Implementation services are not deemed to be essential to the functionality of the licensed software (see further analysis below) or any other contract element. Implementation services are priced independent of any other contract element and are described in the contract such that the total price of the arrangement would vary if the applicable services were included or excluded from the contract.
.68 An important factor to consider in determining whether the services are essential to the functionality of any other element is whether the software included in the arrangement is considered core or off-the-shelf software . Core software is software that a vendor uses in creating other software. It is not sold as is because customers cannot use it unless it is

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

customized to meet system objectives or customer specifications. Off-the-shelf software is software that is marketed as a stock item that can be used by customers with little or no customization.
Company Response:
The Company’s software is not considered to be core software. Upon contract signature the Company delivers standard release software to the applicable client. No significant modifications or additions to the software are typically necessary to meet the required client functionality. In the limited instances where material software modifications or customization is required, the Company accounts for those arrangements in accordance with contract accounting pursuant to SOP 81-1. Implementation services generally entail providing assistance to the client with the application set up, workflow design, database build and system testing, as well as change management services and technical environment services to assist the client in achieving optimal system performance. Following is a high level list of the standard implementation project responsibilities performed by Cerner:
•	Assist with the development of the project charter

•	Manage the human resource functions for the project team members

•	Plan and track the project activities in a detailed project plan with client

•	Support the Project Readiness Assessment (kick-off) meeting(s)

•	Assist with the development of detailed design for how the client will utilize the application in their particular environment

•	Assist with the system set up activities (database population, creation of user profiles, security settings)

•	Perform quality control reviews (readiness assessments) for each major module

•	Escalate any project issues in coordination with client

•	Support client’s detailed task execution

•	Perform interface and technical operational readiness assessment ensuring any applicable hardware and related operating systems have been properly installed and ready for the project to move into production

•	Prior to conversion of the system, perform automated testing of the system set up and database build utilizing Cerner predefined scripts; client performs similar testing with their scripts

•	Support conversion of the project to production

•	Perform post-conversion audit
.69 Software should be considered off-the-shelf software if it can be added to an arrangement with insignificant changes in the underlying code and it could be used by the customer for the customer’s purposes upon installation. Actual use by the customer and performance of other elements of the arrangement is not required to demonstrate that the customer could use the software off-the-shelf. If significant modifications or additions to the off-the-shelf software

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

are necessary to meet the customer’s purpose (for example, changing or making additions to the software, or because it would not be usable in its off-the-shelf form in the customer’s environment), the software should be considered core software for purposes of that arrangement. If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer’s functionality, no element of the arrangement would qualify for accounting as a service, and contract accounting should be applied to both the software and service elements of the arrangement.
Company Response:
As noted above, a change in the underlying code is not required for the software solutions contained in the Company’s arrangements. No significant modifications or additions to the software are necessary to meet the required client functionality and therefore supporting our conclusion that the software is “off-the-shelf” pursuant to the guidance of paragraph 69.
.70 Factors indicating that the service element is essential to the functionality of the other elements of the arrangement, and consequently should not be accounted for separately, include the following.
• The software is not off-the-shelf software.
Company Response:
As noted above, the Company has concluded that the software is not core software.
• The services include significant alterations to the features and functionality of the off-the-shelf software.
Company Response:
Implementation services do not include significant alterations to the features and functionality of the software.
• Building complex interfaces is necessary for the vendor’s software to be functional in the customer’s environment.
Company Response:
Implementation of the Company’s software requires the building of interfaces for the system to communicate within the client’s environment. Interface work is typically around 5% of the total implementation work effort. In a particular project approximately 90-95% of all interface work is standard with already developed code. The remaining 5-10% interface work may require some coding but does not involve significant risk. Therefore, we do not believe the implementation services entail building complex interfaces.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

• The timing of payments for the software is coincident with performance of the services.
Company Response:
The Company’s standard licensed software payment terms are date-based in nature and are not coincident with the performance of services. Approximately 90% of all licensed software payment terms are date-based. Approximately 85% of contracts have 100% date-based licensed software payment terms. For the arrangements whereby some portion of the payments for the software is tied to performance of the services, we evaluate the implementation services in those arrangements to determine if there are unique characteristics of the services that may indicate that the services in those implementation projects may be essential to the functionality of the software or some other element of the arrangement or contain unique client acceptance criteria. We have not found that to be the case. Furthermore, in those instances where a portion of the software fee is tied to performance of the services, the portion of the software license fee tied to performance of the services is deferred until the related implementation milestone is achieved and related fees become billable and non-forfeitable pursuant to paragraph 14 of SOP 97-2.
• Milestones or customer-specific acceptance criteria affect the realizability of the software-license fee.
Company Response:
The Company’s standard agreement does not provide client specific acceptance criteria. Any acceptance provisions or software warranties are tied to the software performing in accordance with the standard product descriptions. As noted above, approximately 90% of all software payment terms are date-based in nature. Furthermore, we have a strong history of achieving implementation milestones such that ultimate realizability of the software is not in question. However, as noted above, we do defer the software revenue that is tied to achievement of implementation milestones pursuant to paragraph 14 of SOP 97-2 until such time as the milestone is achieved and the remaining payments become billable and non-forfeitable.
.71 Judgment is required in determining whether the obligation to provide services in addition to the delivery of software should be accounted for separately as a service element. Services that qualify for accounting as a service element of a software arrangement always are stated separately and have one or more of the following characteristics.
• The services are available from other vendors.
Company Response:
Implementation services are available from several third party providers. Firms such as First Consulting, ACS and IBM Healthlink have Cerner practices. According to the KLAS

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

(independent healthcare IT research group) report published in July 2006, Cerner software represented 17% of First Consulting and ASC’s software implementation projects and 34% for IBM Healthlink. Several other independent consultants provide Cerner implementation services as well.
• The services do not carry a significant degree of risk or unique acceptance criteria.
Company Response:
Cerner implementation services do not carry a significant degree of risk or unique acceptance criteria. As noted above, Cerner has a strong history of successfully achieving implementation milestones and completing projects.
• The software vendor is an experienced provider of the services.
Company Response:
Cerner is an experienced provider of services for Cerner software implementation services.
• The vendor is providing primarily implementation services, such as implementation planning, loading of software, training of customer personnel, data conversion, building simple interfaces, running test data, and assisting in the development and documentation of procedures.
Company Response:
We believe the implementation services are of the nature described in this bullet. Please see description of implementation services provided under #68 above.
• Customer personnel are dedicated to participate in the services being performed.
Company Response:
The Client’s personnel are always dedicated to participate in and are critical to the implementation services being performed. The Company has provided implementation approaches which are primarily driven by the client with typically three client hours for every Cerner hour and other projects that leverage Cerner for a higher percentage of the build activities which typically results in one client hour for every two Cerner hours. This varies from project to project.
Overall Conclusion for Implementation Services
After considering all of the guidance in paragraphs 65 and 68-71, the Company has concluded that our implementation services qualify for separate accounting. While a small percentage of our arrangements have a portion of the software payments that are tied to performance of the services, we have analyzed those arrangements and concluded that there

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

are no unique characteristics or acceptance criteria that would suggest that the services are essential to functionality of any other element in those arrangements. While this factor may be a negative indicator in the overall analysis, we believe the preponderance of other positive factors outweigh this negative factor.
Hosting Services
.65 In order to account separately for the service element of an arrangement that includes both software and services, sufficient vendor-specific objective evidence of fair value must exist to permit allocation of the revenue to the various elements of the arrangement (as discussed in paragraphs .10 and .12 ). Additionally, the services (a) must not be essential to the functionality of any other element of the transaction and (b) must be described in the contract such that the total price of the arrangement would be expected to vary as the result of the inclusion or exclusion of the services.
Company Response:
The Company has determined that sufficient vendor-specific objective evidence of fair value exists for hosting services as discussed in our letter response dated July 12, 2006 and further discussed in #3 and other elements of the arrangement to permit allocation of the revenue to the various elements of the arrangement. Hosting services are not deemed to be essential to the functionality of the licensed software (see further analysis below) or any other contract element. Hosting services are priced independent of any other contract element and are described in the contract such that the total price of the arrangement would vary if the applicable services were included or excluded from the contract.
.68 An important factor to consider in determining whether the services are essential to the functionality of any other element is whether the software included in the arrangement is considered core or off-the-shelf software . Core software is software that a vendor uses in creating other software. It is not sold as is because customers cannot use it unless it is customized to meet system objectives or customer specifications. Off-the-shelf software is software that is marketed as a stock item that can be used by customers with little or no customization.
Company Response:
As discussed above under implementation services, the Company’s software is not considered core software.
.69 Software should be considered off-the-shelf software if it can be added to an arrangement with insignificant changes in the underlying code and it could be used by the customer for the customer’s purposes upon installation. Actual use by the customer and performance of other elements of the arrangement is not required to demonstrate that the customer could use the software off-the-shelf. If significant modifications or additions to the off-the-shelf software

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

are necessary to meet the customer’s purpose (for example, changing or making additions to the software, or because it would not be usable in its off-the-shelf form in the customer’s environment), the software should be considered core software for purposes of that arrangement. If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer’s functionality, no element of the arrangement would qualify for accounting as a service, and contract accounting should be applied to both the software and service elements of the arrangement.
Company Response:
As discussed above under implementation services, the Company’s software is not considered core software.
.70 Factors indicating that the service element is essential to the functionality of the other elements of the arrangement, and consequently should not be accounted for separately, include the following.
• The software is not off-the-shelf software.
Company Response:
As noted above, the Company has concluded that the software is not core software.
• The services include significant alterations to the features and functionality of the off-the-shelf software.
Company Response:
Hosting services do not entail significant alterations to the features and functionality of the software.
• Building complex interfaces is necessary for the vendor’s software to be functional in the customer’s environment.
Company Response:
Hosting services do not require the building of complex interfaces.
• The timing of payments for the software is coincident with performance of the services.
Company Response:
The timing of payments for the software is not coincident with performance of the hosting services.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

• Milestones or customer-specific acceptance criteria affect the realizability of the software-license fee.
Company Response:
There are no milestones or client-specific acceptance criteria associated with hosting services.
.71 Judgment is required in determining whether the obligation to provide services in addition to the delivery of software should be accounted for separately as a service element. Services that qualify for accounting as a service element of a software arrangement always are stated separately and have one or more of the following characteristics.
• The services are available from other vendors.
Company Response:
Hosting services are available from other vendors and many of the Company’s clients host their Cerner software in-house.
• The services do not carry a significant degree of risk or unique acceptance criteria.
Company Response:
Cerner hosting services do not carry a significant degree of risk or unique acceptance criteria.
• The software vendor is an experienced provider of the services.
Company Response:
Cerner is an experienced provider of hosting services for Cerner software.
• The vendor is providing primarily implementation services, such as implementation planning, loading of software, training of customer personnel, data conversion, building simple interfaces, running test data, and assisting in the development and documentation of procedures.
Company Response: N/A
• Customer personnel are dedicated to participate in the services being performed.
Company Response: N/A
Overall Conclusion for Hosting Services
After considering all of the guidance in paragraphs 65 and 68-71, the Company has concluded that our hosting services qualify for separate accounting.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

d.	We note your statements that you have established VSOE for each of the service elements for which you are separately accounting. Describe the process you use to evaluate the various factors that affect VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). Does the price charged for the individual elements vary from customer to customer? If so, please explain how the Company determined that they can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.
Company Response:
Below is a description of how we determine VSOE for undelivered service elements that may be contained in our bundled arrangements.
Implementation Services
We have determined the VSOE for hourly professional service rates as further discussed below. For fixed fee implementations we apply VSOE of the hourly rates to the number of hours estimated to complete the project to determine VSOE for the fixed fee implementation services. We have an established implementation methodology and a strong history of providing these services, which we believe allows us to make reasonably dependable estimates of the hours to complete the implementation project.
There are a number of factors that affect the pricing of our implementation services such as location, role/expertise of professional and type of service offering (considering specialty, cost structure and market pricing influences). The Company often sells professional services on a stand-alone basis. We compile information about the amount charged in recent stand-alone transactions (i.e., within the most recent rolling twelve month period) when the service element is sold separately pursuant to paragraph 10 of SOP 97-2. This compilation is stratified by country, role of professional and service offering. For each stratum, the Company analyzes the information to determine whether the prices fall within a reasonable range of prices that represent VSOE of fair value. We believe that a range of prices of the separate sales within a stratum for which the lowest and highest price within the range are not more than 15% from the median price in the range, and that range includes an amount approaching 80% of the sales transactions for that stratum, is a reasonable range of prices to represent that VSOE of fair value for that role exists for transactions within that stratum.
Because of the varying nature of services provided, our prices charged to clients will vary from client to client. However, these varying prices generally fall within the reasonable range of prices that constitute our VSOE, as described above. To the extent that the stated contractual rate is not within the range of prices establishing VSOE, the Company allocates

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

revenue to the service element using the hourly service rates outer limit of the range nearest to the stated price.
PCS and Hardware Maintenance
For PCS, we follow the guidance in paragraph 57 utilizing the stated renewal rates within our contracts to establish VSOE of fair value for the PCS, provided the renewal rates are substantive. Our stated annual renewal rates generally range from 18% to 24% of the stated perpetual license fees, which we deem to be substantive.
As noted previously, we also determine the VSOE of hardware maintenance contracts based on the substantive renewal rates stated in the contracts which are consistent with fees charged by third parties providing similar maintenance services.
Hosting
As discussed in our previous comment response and in Response #3 below, we determine the VSOE of hosting services based on the renewal rates in the contracts, which we have determined are substantive.
e.	You indicate in your response that you separate the computer hardware from SOP 97-2 deliverables. Describe how you account for hardware maintenance referred to in your revenue recognition policy.
Company Response:
Many Cerner clients elect to host the licensed software within their data center on equipment purchased by the client. Alternatively, Cerner can provide remote hosting services for the licensed software. Clients electing to host their own solutions can purchase the required hardware from Cerner or a third party. If the client elects to purchase hardware maintenance from Cerner, the hardware maintenance fees are priced as a separate element within the bundled arrangement. The majority of our hardware maintenance agreements are one year in length with annual renewal options thereafter. The renewal rate upon conclusion of the initial term, which is the rate we believe establishes VSOE for the maintenance services, is consistent with the rate charged in the initial term of the agreement subject to inflationary changes. The renewal rate for such maintenance services are used as the basis for VSOE. The revenue related to hardware maintenance is recognized on a straight-line basis over the term of the maintenance agreement.
3.	We note your response to our Prior Comment No. 7 where you describe the qualitative factors considered in determining that you had established VSOE for the managed services elements. Explain the following:

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

a.	the managed services fee in your original contract and renewal rates in percentage and dollar terms of the perpetual license and why these amounts are considered substantive;
Company Response:
The following recent transactions are representative of our bundled hosting arrangements:

				Annual Renewal	Annual Renewal
Bundled	Managed	Perpetual	Annual Managed	Rate Variable	Rate as a % of
Hosting	Services	License	Services Annual	Element Per CPU	Perpetual License
Term	Contract Value	Contract Value	Renewal Rate ($)	(See A below)	(See B below)	Comments
84 Months	$*	$*	$*^	$*	38%	Agreement is representative of a hosting arrangement for an initial licensing of Cerner software

60 Months	$*	$* $* $*	$*^	$*	139%	Agreement is representative of a hosting arrangement that includes previously licensed and incremental Cerner software. $* represents the license fees contained in the bundled arrangement. $* represents license fees from prior agreements which will be hosted under this particular hosting arrangement.

^	Excludes contractual inflation adjustment factor

*	Confidential information has been omitted and filed separately with the Commission.

As noted in Response #7 to our letter dated July 12, 2006, the evaluation of whether the renewal rate in our hosting arrangements is substantive, we consider the following factors:

•	The renewal rates offered in arrangements with similar clients, size and products are consistent from arrangement to arrangement.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

A.	As noted in the above table, the pricing is relatively consistent on a revenue per variable CPU basis. Our initial bundled hosting fees and renewal amounts are typically derived based on two primary components. Part of the fee is designed to cover the fixed cost of the hardware we have to purchase to provide the managed services over the initial term of the arrangement. Therefore, the shorter the initial term, the higher the annual fee will be for this component of the fee on a relative basis. Another part is based on the projected CPU usage and designed to cover the variable costs that go along with CPU usage. One would expect this component of the fee to be relatively constant from arrangement to arrangement on a per CPU basis as is evident in the two deals reflected in the above chart.

B.	As noted in A, the hosting fee as a percentage of license fee will vary based on the length of the initial term of the arrangement due to there being a shorter period for recovery of the fixed-based component of the fee. The fee will also vary based on the particular software solutions being hosted and other metrics. As demonstrated in the table above, however, the annual percentage is substantial when compared to the stated software license fee supporting our position that the renewal rates are substantive.
•	We have long-term hosting arrangements that have reached the end of their initial term and the clients are continuing to renew their hosting arrangements beyond their initial terms at the renewal rates.

•	We have been in business and our clients have been using our solutions for over 25 years and we plan to continue supporting and enhancing the solutions well beyond the term of the hosting arrangements.
We believe that when all these factors are considered in the aggregate, the renewal rates in our hosting arrangements are substantive and appropriately establish VSOE for the hosting service.
b.	whether managed services include both PCS and hosting and if so, whether the period of those arrangements are the same (e.g. both five years);
Company Response:
Managed service agreements also may include a PCS arrangement. When managed services are included in a bundled arrangement with software the PCS is a separate element and is priced consistent with how PCS is priced for agreements that do not include managed services. The majority of our managed service agreements are five to seven years in length with annual renewal options thereafter. Standard software arrangements, client hosted or Cerner hosted, typically require one year PCS with annual renewal options thereafter. Thus, the period of the hosting arrangement and the PCS are not the same.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

c.	the standard term for post-contract customer support when hosting is not provided and the rate for PCS included in the original arrangement and the renewal rate; and
Company Response:
As noted above, the standard term and price for post-contract client support is the same regardless of whether the software is hosted by the client or Cerner. The renewal rate upon conclusion of the PCS initial term, which is the rate we believe establishes VSOE for the support services, is consistent with the rate charged in the initial term of the agreement subject to inflationary changes.
d.	whether you provide for any specified upgrades and enhancements in your managed services for PCS arrangements and if so how you account for those products.
Company Response:

The Company’s managed service agreements do not include specified software upgrades or enhancements for PCS. PCS services include unspecified upgrades and enhancements only.

4.	We note your response to prior comment no. 8 where you indicate that if an arrangement does not call for the client to pay interest at the prevailing interest rates you record the resulting receivable at its present value pursuant to APB 21. Explain to us how you determine the prevailing interest rate in the arrangement or the rate imputed pursuant to APB 21. Tell us the range of interest rates relating to long-term arrangements for each year presented.
Company Response:
As noted in Response #9 to our previous response letter dated July 12, 2006, we on occasion enter into extended payment term arrangements with our clients. Extended payment terms granted are typically limited to the software element of the bundled arrangement and represents less than 20% of the total contract value. Such extended payment term receivables are generally sold on a non-recourse basis to third party financing institutions. The prevailing interest rate for these arrangements, validated with our third party financing institutions, is determined on a client by client, transaction by transaction basis based on the client’s particular credit rating, length of term and transaction size.
Range of interest rates relating to long-term arrangements for each year presented:

2004	4.84% — 8.12%

2005	5.88% — 7.11%

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

5.	We note your response to prior comment no. 11 and supplemental information in Appendix II. It is not evident from your response or supplemental information why the misstatement relating to the tax benefit is not quantitatively material to your annual or interim financial statements. Further in Appendix II you refer to Schedule I, which was not provided with your response, relating to other misstatements that have been identified in 2004 and 2005 that were not recorded because they were immaterial individually and in the aggregate. It appears that you considered these other misstatements in determining that the unrecorded tax benefit was not quantitatively material. Considering this provide us the following to assist us in further evaluating your response.
a.	Schedule I, referred to in Appendix II;
Company Response:
Appendix F contains Schedule I, which details out the various unadjusted audit/interim review differences proposed by KPMG, but not recorded by the Company.
b.	the impact of the unrecorded tax benefit on income tax expense, net income, basic and diluted earnings per share for each annual and quarterly period misstated;
Company Response:
Appendix G contains a schedule showing the impact of the unrecorded tax benefit related to Zynx for each quarterly and annual period.
c.	the impact of the unrecorded misstatements in Schedule I on each line item impacted in your annual and quarterly financial statements;
Company Response:
Appendix H contains a schedule showing the cumulative impact if all proposed audit adjustments from Schedule I had been recorded.
d.	a clear explanation of why amounts are not quantitatively material; and
Company Response:
In determining that the tax adjustment was immaterial, the Company looked to SAB 99, FASB Statement of Concepts No. 2, and AU 312 of the AICPA Professional Auditing Standards. Concepts Statement No. 2 defines materiality as, “the magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

have been changed or influenced by the omission or misstatement.” SAB 99 also contains the same notion with respect to materiality.
We are not aware of any “bright line” test, nor have we established one internally, to determine if a misstatement is quantitatively material. Therefore we believe that the quantitative analysis is somewhat subjective by nature. Due to the nature of the misstatement (income tax related to a large one time gain), we could not conclude that the misstatement was quantitatively material. At the time the misstatement was discovered in 2005, we had the benefit of hindsight to see how the analysts and investors reacted to the gain itself when it was recorded. From that perspective, we could not conclude that in light of the surrounding circumstances that it was probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement related to the tax impact of the gain solely based on the quantitative size of the misstatement. That led us to our SAB 99 analysis to further consider the qualitative aspects of the misstatement.
In our SAB 99 analysis submitted in our previous response, we indicated that we did not believe that the impacts of the misstatement masked any trends in our earnings. Following is an analysis of diluted EPS for the past 5 years showing diluted EPS as reported and diluted EPS as adjusted if the misstatement and other unadjusted differences for 2004 and 2005 had been reported in the proper period. With or without the adjustments, we achieved significant growth in EPS over the past three years, which supports our belief that we do not think the impacts of the misstatement masked any trends in our earnings. This was a key factor considered in our conclusion that the misstatement was not material.

Diluted EPS	2001	2002	2003	2004	2005
As Reported	(.61)	.65	.59	.86	1.10
As Adjusted	(.61)	.65	.59	.95	1.04
The conclusion management reached, in consultation with our Board of Directors and our outside auditors, including consultation with KPMG’s National Office, after considering all quantitative and qualitative factors was that a reasonable person would not have been influenced by the error when it occurred or by correction in the period reported.
As previously discussed, this conclusion was further supported after the fact by the lack of investor reaction once the correction of the error was reported. Cerner highlighted the correction of the error in its press release as well as the Form 10-Q filing for the third quarter of 2005. The Wall Street analyst’s reports and other news articles appeared to treat the correction of the error as irrelevant, by excluding it as a one-time item.
e.	your basis for not correcting misstatements, if any, that you consider quantitatively material.
Company Response:
The Company would correct any misstatements considered quantitatively or qualitatively material to a reader of the financial statements.
We remind you that SAB 99 does not provide for consideration for qualitative factors in determining whether misstatements are material if amounts are quantitatively material. We may have further comments based on your response.
6.	We have reviewed your response to our prior comment no. 13 concerning the non-GAAP Consolidated Statement of Earnings columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe it should be removed.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
September 11, 2006

In response to your comment, Cerner has determined that it will no longer include Non-GAAP Consolidated Statements of Earnings, in the columnar format previously used, in our earnings release disclosures of results of operations. However, we believe non-GAAP net income (net income excluding share-based compensation expense and other nonrecurring items, such as write-off of acquired in process research and development) provides investors with meaningful information. Accordingly, we propose replacing the columnar Non-GAAP Consolidated Statements of Earnings in our future earnings releases with the following disclosure. For purposes of illustration, we have used the financial data included in our Form 8-K filed on July 20, 2006 for the period ended July 1, 2006.
CERNER CORPORATION
PRO FORMA NET INCOME AND PRO FORMA NET INCOME PER SHARE (1)

	Three		Three
	Months		Months
	Ended	YTD	Ended	YTD
	July 1,	July 1,	July 2,	July 2,
(In thousands, except per share data)	2006	2006	2005	2005
Net income	$23,873	$44,017	$19,803	$32,323

Share-based compensation expense	(5,084)	(9,799)	—	—
Income tax benefit	1,945	3,745	—	—

Write-off of acquired in process research and development	—	—	—	(6,382)
Income Tax Benefit	—	—	—	2,441

Pro forma net income (1)	$27,012	$50,071	$19,803	$36,326

Pro forma basic earnings per share	$0.35	$0.65	$0.27	$0.49

Basic weighted average shares outstanding	77,524	77,340	74,314	73,898

Pro forma diluted earnings per share	$0.33	$0.62	$0.25	$0.47

Diluted weighted average shares outstanding	81,413	81,411	77,972	77,346

(1)	Pro forma net income excludes share based compensation expense and the write-off of acquired in process research and development, in each case after income tax benefit. The exclusion of write-off of acquired in process research and development provides meaningful information regarding Cerner’s operating results on a basis comparable with prior periods and future periods when Cerner does not expect to have such a write off, whereas the exclusion of share-based compensation expense provides meaningful information to investors regarding Cerner’s operating results on a basis comparable with those of prior periods before Cerner’s adoption of FAS 123(R).

*	*	*	*	*
     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton

Marc G. Naughton, Senior Vice President
and Chief Financial Officer

Appendix A
Capitalized Software Development Costs
2003 to 2005
(In thousands)

	2003 Software	2004 Software	2005 Software
	Development	Development	Development
Product	Costs Capitalized	Costs Capitalized	Costs Capitalized
PathNet	*	*	*
PharmNet	*	*	*
RadNet	*	*	*
FirstNet	*	*	*
CareNet	*	*	*
SurgiNet	*	*	*
ProFile	*	*	*
ProFit	*	*	*
CVNet	*	*	*
Powerchart Office	*	*	*
OMF	*	*	*
ProCall	*	*	*
Data & Content	*	*	*
Access Management	*	*	*
Resource Management	*	*	*
IQHealth	*	*	*
Core Architecture	*	*	*
HNA Objects	*	*	*
Other Products not defined	*	*	*

Cerner Separate Totals	*	*	*
INTL	*	*	*
BNT	*	*	*
Multum	*	*	*
Other (DHT/Citation/CPHY)	*	*	*

Cerner Consolidated Totals	*	*	*

Release Dates from 2003 to 2005:	2/03 10/03	3/04 8/04 10/04 12/04	2/05 5/05

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
135774	Access Management	Millennium	*
138592	Access Management	Millennium	*
138596	Access Management	Millennium	*
140854	Access Management	Millennium	*
140855	Access Management	Millennium	*
140856	Access Management	Millennium	*
140857	Access Management	Millennium	*
160182	Access Management	Millennium	*
	Access Management Total		*
100924	CareNet	Millennium	*
114367	CareNet	Millennium	*
138646	CareNet	Millennium	*
138647	CareNet	Millennium	*
138648	CareNet	Millennium	*
140688	CareNet	Millennium	*
140859	CareNet	Millennium	*
141216	CareNet	Millennium	*
141612	CareNet	Millennium	*
151525	CareNet	Millennium	*
164925	CareNet	Millennium	*
10006858	CareNet	Millennium	*
10009448	CareNet	Millennium	*
10009449	CareNet	Millennium	*
	CareNet Total		*
101826	Core Architecture	Millennium	*
103135	Core Architecture	Millennium	*
103487	Core Architecture	Millennium	*
105815	Core Architecture	Millennium	*
105818	Core Architecture	Millennium	*
105822	Core Architecture	Millennium	*
105823	Core Architecture	Millennium	*
108904	Core Architecture	Millennium	*
108909	Core Architecture	Millennium	*
120891	Core Architecture	Millennium	*
120892	Core Architecture	Millennium	*
126993	Core Architecture	Millennium	*
130409	Core Architecture	Millennium	*
131498	Core Architecture	Millennium	*
132943	Core Architecture	Millennium	*
134909	Core Architecture	Millennium	*
135577	Core Architecture	Millennium	*
135579	Core Architecture	Millennium	*
135582	Core Architecture	Millennium	*
135584	Core Architecture	Millennium	*
135720	Core Architecture	Millennium	*
138355	Core Architecture	Millennium	*
138594	Core Architecture	Millennium	*
138595	Core Architecture	Millennium	*
139032	Core Architecture	Millennium	*
139115	Core Architecture	Millennium	*
139652	Core Architecture	Millennium	*
140852	Core Architecture	Millennium	*
140853	Core Architecture	Millennium	*
140863	Core Architecture	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
140865	Core Architecture	Millennium	*
141265	Core Architecture	Millennium	*
141448	Core Architecture	Millennium	*
142048	Core Architecture	Millennium	*
143581	Core Architecture	Millennium	*
147087	Core Architecture	Millennium	*
149298	Core Architecture	Millennium	*
151239	Core Architecture	Millennium	*
153008	Core Architecture	Millennium	*
153015	Core Architecture	Millennium	*
154312	Core Architecture	Millennium	*
155984	Core Architecture	Millennium	*
156725	Core Architecture	Millennium	*
156757	Core Architecture	Millennium	*
158219	Core Architecture	Millennium	*
158987	Core Architecture	Millennium	*
158988	Core Architecture	Millennium	*
160629	Core Architecture	Millennium	*
160855	Core Architecture	Millennium	*
160856	Core Architecture	Millennium	*
160861	Core Architecture	Millennium	*
162312	Core Architecture	Millennium	*
165966	Core Architecture	Millennium	*
165973	Core Architecture	Millennium	*
166511	Core Architecture	Millennium	*
166512	Core Architecture	Millennium	*
166544	Core Architecture	Millennium	*
168088	Core Architecture	Millennium	*
168418	Core Architecture	Millennium	*
168494	Core Architecture	Millennium	*
168800	Core Architecture	Millennium	*
169281	Core Architecture	Millennium	*
169365	Core Architecture	Millennium	*
169366	Core Architecture	Millennium	*
169367	Core Architecture	Millennium	*
169368	Core Architecture	Millennium	*
169825	Core Architecture	Millennium	*
169826	Core Architecture	Millennium	*
169923	Core Architecture	Millennium	*
169924	Core Architecture	Millennium	*
170339	Core Architecture	Millennium	*
170474	Core Architecture	Millennium	*
170536	Core Architecture	Millennium	*
170542	Core Architecture	Millennium	*
10003437	Core Architecture	Millennium	*
10003675	Core Architecture	Millennium	*
10004330	Core Architecture	Millennium	*
10004335	Core Architecture	Millennium	*
10004414	Core Architecture	Millennium	*
10004421	Core Architecture	Millennium	*
10004423	Core Architecture	Millennium	*
10004426	Core Architecture	Millennium	*
10004431	Core Architecture	Millennium	*
10004434	Core Architecture	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
10004438	Core Architecture	Millennium	*
10004439	Core Architecture	Millennium	*
10004440	Core Architecture	Millennium	*
10004441	Core Architecture	Millennium	*
10004442	Core Architecture	Millennium	*
10004445	Core Architecture	Millennium	*
10004446	Core Architecture	Millennium	*
10004450	Core Architecture	Millennium	*
10004454	Core Architecture	Millennium	*
10004458	Core Architecture	Millennium	*
10004460	Core Architecture	Millennium	*
10004464	Core Architecture	Millennium	*
10004466	Core Architecture	Millennium	*
10004468	Core Architecture	Millennium	*
10004475	Core Architecture	Millennium	*
10004477	Core Architecture	Millennium	*
10004487	Core Architecture	Millennium	*
10004511	Core Architecture	Millennium	*
10005845	Core Architecture	Millennium	*
10005846	Core Architecture	Millennium	*
10005847	Core Architecture	Millennium	*
10005848	Core Architecture	Millennium	*
10005849	Core Architecture	Millennium	*
10005850	Core Architecture	Millennium	*
10005851	Core Architecture	Millennium	*
10005854	Core Architecture	Millennium	*
10005855	Core Architecture	Millennium	*
10005856	Core Architecture	Millennium	*
10005857	Core Architecture	Millennium	*
10005858	Core Architecture	Millennium	*
10005859	Core Architecture	Millennium	*
10005938	Core Architecture	Millennium	*
10006316	Core Architecture	Millennium	*
10007329	Core Architecture	Millennium	*
10008427	Core Architecture	Millennium	*
10008910	Core Architecture	Millennium	*
10009039	Core Architecture	Millennium	*
10009121	Core Architecture	Millennium	*
10009122	Core Architecture	Millennium	*
10009125	Core Architecture	Millennium	*
10009230	Core Architecture	Millennium	*
10009231	Core Architecture	Millennium	*
10009360	Core Architecture	Millennium	*
10009363	Core Architecture	Millennium	*
10009367	Core Architecture	Millennium	*
10009368	Core Architecture	Millennium	*
10009406	Core Architecture	Millennium	*
10009409	Core Architecture	Millennium	*
10009416	Core Architecture	Millennium	*
10009417	Core Architecture	Millennium	*
10009452	Core Architecture	Millennium	*
10009482	Core Architecture	Millennium	*
10009518	Core Architecture	Millennium	*
10009519	Core Architecture	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
10009535	Core Architecture	Millennium	*
10009537	Core Architecture	Millennium	*
10009538	Core Architecture	Millennium	*
10009554	Core Architecture	Millennium	*
10009555	Core Architecture	Millennium	*
10009558	Core Architecture	Millennium	*
10009575	Core Architecture	Millennium	*
10009576	Core Architecture	Millennium	*
10009579	Core Architecture	Millennium	*
10009581	Core Architecture	Millennium	*
10009585	Core Architecture	Millennium	*
10009586	Core Architecture	Millennium	*
10009587	Core Architecture	Millennium	*
10009588	Core Architecture	Millennium	*
10009594	Core Architecture	Millennium	*
10009595	Core Architecture	Millennium	*
10009642	Core Architecture	Millennium	*
10009643	Core Architecture	Millennium	*
10009647	Core Architecture	Millennium	*
10009650	Core Architecture	Millennium	*
10009651	Core Architecture	Millennium	*
10009696	Core Architecture	Millennium	*
10009697	Core Architecture	Millennium	*
10009735	Core Architecture	Millennium	*
10009751	Core Architecture	Millennium	*
10009754	Core Architecture	Millennium	*
10009755	Core Architecture	Millennium	*
10009768	Core Architecture	Millennium	*
10009774	Core Architecture	Millennium	*
10009775	Core Architecture	Millennium	*
10009781	Core Architecture	Millennium	*
10009909	Core Architecture	Millennium	*
10009919	Core Architecture	Millennium	*
10009938	Core Architecture	Millennium	*
10009941	Core Architecture	Millennium	*
10009942	Core Architecture	Millennium	*
10009945	Core Architecture	Millennium	*
10009949	Core Architecture	Millennium	*
10009950	Core Architecture	Millennium	*
10009953	Core Architecture	Millennium	*
10009972	Core Architecture	Millennium	*
10009983	Core Architecture	Millennium	*
10009984	Core Architecture	Millennium	*
10012409	Core Architecture	Millennium	*
	Core Architecture Total		*
109537	CVNet	Millennium	*
134339	CVNet	Millennium	*
138739	CVNet	Millennium	*
140585	CVNet	Millennium	*
10009513	CVNet	Millennium	*
10009514	CVNet	Millennium	*
	CVNet Total		*
103247	Data & Content	Millennium	*
112238	Data & Content	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
133239	Data & Content	Millennium	*
135587	Data & Content	Millennium	*
138599	Data & Content	Millennium	*
138601	Data & Content	Millennium	*
138602	Data & Content	Millennium	*
138604	Data & Content	Millennium	*
140584	Data & Content	Millennium	*
141547	Data & Content	Millennium	*
141851	Data & Content	Millennium	*
143287	Data & Content	Millennium	*
145717	Data & Content	Millennium	*
145720	Data & Content	Millennium	*
145723	Data & Content	Millennium	*
145726	Data & Content	Millennium	*
146187	Data & Content	Millennium	*
147088	Data & Content	Millennium	*
153213	Data & Content	Millennium	*
169149	Data & Content	Millennium	*
10006730	Data & Content	Millennium	*
	Data & Content Total		*
112605	FirstNet	Millennium	*
138597	FirstNet	Millennium	*
140680	FirstNet	Millennium	*
140860	FirstNet	Millennium	*
141728	FirstNet	Millennium	*
10009509	FirstNet	Millennium	*
10009510	FirstNet	Millennium	*
	FirstNet Total		*
141223	HNA Objects	Millennium	*
141409	HNA Objects	Millennium	*
	HNA Objects Total		*
140861	IQHealth	Millennium	*
143573	IQHealth	Millennium	*
	IQHealth Total		*
135618	OMF	Millennium	*
138627	OMF	Millennium	*
140862	OMF	Millennium	*
	OMF Total		*
100905	Other Products	Millennium	*
135776	Other Products	Millennium	*
138740	Other Products	Millennium	*
154311	Other Products	Millennium	*
155586	Other Products	Millennium	*
10009605	Other Products	Millennium	*
10009638	Other Products	Millennium	*
10009639	Other Products	Millennium	*
10009905	Other Products	Millennium	*
10009906	Other Products	Millennium	*
	Other Products Total		*
100072	PathNet	Millennium	*
100709	PathNet	Millennium	*
101493	PathNet	Millennium	*
101556	PathNet	Millennium	*
101581	PathNet	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
101583	PathNet	Millennium	*
101735	PathNet	Millennium	*
101887	PathNet	Millennium	*
103126	PathNet	Millennium	*
109198	PathNet	Millennium	*
116155	PathNet	Millennium	*
126403	PathNet	Millennium	*
135578	PathNet	Millennium	*
135612	PathNet	Millennium	*
135620	PathNet	Millennium	*
135628	PathNet	Millennium	*
135634	PathNet	Millennium	*
135683	PathNet	Millennium	*
135717	PathNet	Millennium	*
135722	PathNet	Millennium	*
138605	PathNet	Millennium	*
138607	PathNet	Millennium	*
138611	PathNet	Millennium	*
138612	PathNet	Millennium	*
138613	PathNet	Millennium	*
138617	PathNet	Millennium	*
138618	PathNet	Millennium	*
138619	PathNet	Millennium	*
138621	PathNet	Millennium	*
140911	PathNet	Millennium	*
140983	PathNet	Millennium	*
141226	PathNet	Millennium	*
141228	PathNet	Millennium	*
157036	PathNet	Millennium	*
158911	PathNet	Millennium	*
159839	PathNet	Millennium	*
166474	PathNet	Millennium	*
168495	PathNet	Millennium	*
10004327	PathNet	Millennium	*
10004329	PathNet	Millennium	*
10004331	PathNet	Millennium	*
10004420	PathNet	Millennium	*
10004422	PathNet	Millennium	*
10009044	PathNet	Millennium	*
10009052	PathNet	Millennium	*
10009249	PathNet	Millennium	*
10009250	PathNet	Millennium	*
10009320	PathNet	Millennium	*
10009444	PathNet	Millennium	*
10009445	PathNet	Millennium	*
	PathNet Total		*
102446	PharmNet	Millennium	*
135586	PharmNet	Millennium	*
135682	PharmNet	Millennium	*
138198	PharmNet	Millennium	*
138650	PharmNet	Millennium	*
140685	PharmNet	Millennium	*
140687	PharmNet	Millennium	*
164019	PharmNet	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
164058	PharmNet	Millennium	*
164227	PharmNet	Millennium	*
164228	PharmNet	Millennium	*
166291	PharmNet	Millennium	*
10004424	PharmNet	Millennium	*
10004425	PharmNet	Millennium	*
10005946	PharmNet	Millennium	*
10005947	PharmNet	Millennium	*
10007178	PharmNet	Millennium	*
10007179	PharmNet	Millennium	*
10007180	PharmNet	Millennium	*
10009596	PharmNet	Millennium	*
10009601	PharmNet	Millennium	*
10009602	PharmNet	Millennium	*
10009606	PharmNet	Millennium	*
10009680	PharmNet	Millennium	*
10009681	PharmNet	Millennium	*
10009692	PharmNet	Millennium	*
10009693	PharmNet	Millennium	*
	PharmNet Total		*
138722	Powerchart Office	Millennium	*
138723	Powerchart Office	Millennium	*
138806	Powerchart Office	Millennium	*
140631	Powerchart Office	Millennium	*
140851	Powerchart Office	Millennium	*
141431	Powerchart Office	Millennium	*
141471	Powerchart Office	Millennium	*
10004346	Powerchart Office	Millennium	*
10011610	Powerchart Office	Millennium	*
10011612	Powerchart Office	Millennium	*
	Powerchart Office Total		*
140681	ProCall	Millennium	*
	ProCall Total		*
138598	ProFile	Millennium	*
140683	ProFile	Millennium	*
140866	ProFile	Millennium	*
151754	ProFile	Millennium	*
151755	ProFile	Millennium	*
10004332	ProFile	Millennium	*
10009376	ProFile	Millennium	*
10009377	ProFile	Millennium	*
	ProFile Total		*
111476	ProFit	Millennium	*
138643	ProFit	Millennium	*
138644	ProFit	Millennium	*
141224	ProFit	Millennium	*
141225	ProFit	Millennium	*
163940	ProFit	Millennium	*
169824	ProFit	Millennium	*
10009364	ProFit	Millennium	*
	ProFit Total		*
133064	RadNet	Millennium	*
135926	RadNet	Millennium	*
138724	RadNet	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
138725	RadNet	Millennium	*
140483	RadNet	Millennium	*
140484	RadNet	Millennium	*
140679	RadNet	Millennium	*
159153	RadNet	Millennium	*
168496	RadNet	Millennium	*
10004334	RadNet	Millennium	*
10004490	RadNet	Millennium	*
10009349	RadNet	Millennium	*
10009350	RadNet	Millennium	*
10009372	RadNet	Millennium	*
10009373	RadNet	Millennium	*
	RadNet Total		*
138623	Resource Management	Millennium	*
141724	Resource Management	Millennium	*
	Resource Management Total		*
103160	SurgiNet	Millennium	*
135797	SurgiNet	Millennium	*
138737	SurgiNet	Millennium	*
140586	SurgiNet	Millennium	*
170567	SurgiNet	Millennium	*
10004333	SurgiNet	Millennium	*
10009463	SurgiNet	Millennium	*
10009464	SurgiNet	Millennium	*
10009467	SurgiNet	Millennium	*
10009468	SurgiNet	Millennium	*
	SurgiNet Total		*
166054	BNT	BNT	*
167315	BNT	BNT	*
167317	BNT	BNT	*
167320	BNT	BNT	*
99999999E	BNT	BNT	*
	BNT Total		*
139138	INTL	Global	*
140858	INTL	Global	*
159798	INTL	Global	*
159799	INTL	Global	*
159805	INTL	Global	*
159806	INTL	Global	*
159807	INTL	Global	*
159808	INTL	Global	*
159814	INTL	Global	*
162041	INTL	Global	*
162087	INTL	Global	*
162104	INTL	Global	*
162128	INTL	Global	*
162130	INTL	Global	*
162158	INTL	Global	*
162159	INTL	Global	*
162160	INTL	Global	*
162161	INTL	Global	*
162167	INTL	Global	*
10005285	INTL	Global	*
10005287	INTL	Global	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
10005290	INTL	Global	*
10005645	INTL	Global	*
10005646	INTL	Global	*
10005657	INTL	Global	*
10005679	INTL	Global	*
10005702	INTL	Global	*
10005703	INTL	Global	*
10005704	INTL	Global	*
10005706	INTL	Global	*
10005724	INTL	Global	*
10005725	INTL	Global	*
10005726	INTL	Global	*
10005728	INTL	Global	*
10005753	INTL	Global	*
10005764	INTL	Global	*
10005765	INTL	Global	*
10005800	INTL	Global	*
10005806	INTL	Global	*
99999999	INTL	Global	*
99999999B	INTL	Global	*
99999999F	INTL	Global	*
	INTL Total		*
118319	Multum	Multum	*
135583	Multum	Multum	*
135892	Multum	Multum	*
135894	Multum	Multum	*
135895	Multum	Multum	*
135896	Multum	Multum	*
135897	Multum	Multum	*
135898	Multum	Multum	*
135899	Multum	Multum	*
138129	Multum	Multum	*
138130	Multum	Multum	*
138131	Multum	Multum	*
143083	Multum	Multum	*
143084	Multum	Multum	*
143085	Multum	Multum	*
144168	Multum	Multum	*
99999999G	Multum	Multum	*
	Multum Total		*
136126	Other	Citation	*
160630	Other	Citation	*
163908	Other	Citation	*
10002073	Other	CPHY	*
10003393	Other	CPHY	*
10003394	Other	CPHY	*
10003395	Other	CPHY	*
151089	Other	DHT	*
151090	Other	DHT	*
159880	Other	DHT	*
10004324	Other	DHT	*
99999999A	Other	Other	*
99999999C	Other	Other	*
	Other Total		*
	Grand Total		*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2005 Capitalized Software Costs By Projects

Project #	Product Category	Version	Total
10005290	INTL	Global	*
10005645	INTL	Global	*
10005646	INTL	Global	*
10005657	INTL	Global	*
10005679	INTL	Global	*
10005702	INTL	Global	*
10005703	INTL	Global	*
10005704	INTL	Global	*
10005706	INTL	Global	*
10005724	INTL	Global	*
10005725	INTL	Global	*
10005726	INTL	Global	*
10005728	INTL	Global	*
10005753	INTL	Global	*
10005764	INTL	Global	*
10005765	INTL	Global	*
10005800	INTL	Global	*
10005806	INTL	Global	*
99999999	INTL	Global	*
99999999B	INTL	Global	*
99999999F	INTL	Global	*
	INTL Total		*
118319	Multum	Multum	*
135583	Multum	Multum	*
135892	Multum	Multum	*
135894	Multum	Multum	*
135895	Multum	Multum	*
135896	Multum	Multum	*
135897	Multum	Multum	*
135898	Multum	Multum	*
135899	Multum	Multum	*
138129	Multum	Multum	*
138130	Multum	Multum	*
138131	Multum	Multum	*
143083	Multum	Multum	*
143084	Multum	Multum	*
143085	Multum	Multum	*
144168	Multum	Multum	*
99999999G	Multum	Multum	*
	Multum Total		*
136126	Other	Citation	*
160630	Other	Citation	*
163908	Other	Citation	*
10002073	Other	CPHY	*
10003393	Other	CPHY	*
10003394	Other	CPHY	*
10003395	Other	CPHY	*
151089	Other	DHT	*
151090	Other	DHT	*
159880	Other	DHT	*
10004324	Other	DHT	*
99999999A	Other	Other	*
99999999C	Other	Other	*
	Other Total		*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2004 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
169367	Core Architecture	Millennium	*
168418	Core Architecture	Millennium	*
120891	Core Architecture	Millennium	*
139032	Core Architecture	Millennium	*
135582	Core Architecture	Millennium	*
135579	Core Architecture	Millennium	*
135577	Core Architecture	Millennium	*
135720	Core Architecture	Millennium	*
169826	Core Architecture	Millennium	*
158219	Core Architecture	Millennium	*
149298	Core Architecture	Millennium	*
168088	Core Architecture	Millennium	*
135584	Core Architecture	Millennium	*
160586	Core Architecture	Millennium	*
143581	Core Architecture	Millennium	*
136593	Core Architecture	Millennium	*
140853	Core Architecture	Millennium	*
147087	Core Architecture	Millennium	*
141448	Core Architecture	Millennium	*
138595	Core Architecture	Millennium	*
156757	Core Architecture	Millennium	*
142048	Core Architecture	Millennium	*
160861	Core Architecture	Millennium	*
108904	Core Architecture	Millennium	*
169923	Core Architecture	Millennium	*
140865	Core Architecture	Millennium	*
170339	Core Architecture	Millennium	*
160629	Core Architecture	Millennium	*
131498	Core Architecture	Millennium	*
120892	Core Architecture	Millennium	*
101826	Core Architecture	Millennium	*
154312	Core Architecture	Millennium	*
103487	Core Architecture	Millennium	*
140852	Core Architecture	Millennium	*
158988	Core Architecture	Millennium	*
155984	Core Architecture	Millennium	*
103135	Core Architecture	Millennium	*
139115	Core Architecture	Millennium	*
141265	Core Architecture	Millennium	*
160856	Core Architecture	Millennium	*
168494	Core Architecture	Millennium	*
158987	Core Architecture	Millennium	*
140863	Core Architecture	Millennium	*
108909	Core Architecture	Millennium	*
139652	Core Architecture	Millennium	*
99999999F	Core Architecture	Millennium	*
	Core Architecture Total		*
135798	CVNet	Millennium	*
134339	CVNet	Millennium	*
138739	CVNet	Millennium	*
109537	CVNet	Millennium	*
140585	CVNet	Millennium	*
	CVNet Total		*
130801	Data & Content	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2004 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
169149	Data & Content	Millennium	*
138599	Data & Content	Millennium	*
145723	Data & Content	Millennium	*
141547	Data & Content	Millennium	*
145720	Data & Content	Millennium	*
145717	Data & Content	Millennium	*
138604	Data & Content	Millennium	*
131606	Data & Content	Millennium	*
138602	Data & Content	Millennium	*
145718	Data & Content	Millennium	*
149289	Data & Content	Millennium	*
133213	Data & Content	Millennium	*
145726	Data & Content	Millennium	*
138601	Data & Content	Millennium	*
146187	Data & Content	Millennium	*
147088	Data & Content	Millennium	*
135587	Data & Content	Millennium	*
133239	Data & Content	Millennium	*
112238	Data & Content	Millennium	*
153213	Data & Content	Millennium	*
143287	Data & Content	Millennium	*
141851	Data & Content	Millennium	*
140584	Data & Content	Millennium	*
99999999G	Data & Content	Millennium	*
	Data & Content Total		*
121303	FirstNet	Millennium	*
138597	FirstNet	Millennium	*
112605	FirstNet	Millennium	*
140680	FirstNet	Millennium	*
	FirstNet Total		*
137142	HNA Objects	Millennium	*
141409	HNA Objects	Millennium	*
141223	HNA Objects	Millennium	*
	HNA Objects Total		*
160358	IQHealth	Millennium	*
112125	IQHealth	Millennium	*
143573	IQHealth	Millennium	*
153027	IQHealth	Millennium	*
140861	IQHealth	Millennium	*
	IQHealth Total		*
138627	OMF	Millennium	*
135618	OMF	Millennium	*
160585	OMF	Millennium	*
140862	OMF	Millennium	*
	OMF Total		*
100905	Other Products	Millennium	*
153046	Other Products	Millennium	*
138740	Other Products	Millennium	*
135776	Other Products	Millennium	*
154311	Other Products	Millennium	*
155586	Other Products	Millennium	*
99999999H	Other Products	Millennium	*
	Other Products Total		*
153032	PathNet	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2004 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
153007	PathNet	Millennium	*
142011	PathNet	Millennium	*
135990	PathNet	Millennium	*
116155	PathNet	Millennium	*
135578	PathNet	Millennium	*
166474	PathNet	Millennium	*
138613	PathNet	Millennium	*
135628	PathNet	Millennium	*
101583	PathNet	Millennium	*
138621	PathNet	Millennium	*
138612	PathNet	Millennium	*
135634	PathNet	Millennium	*
135620	PathNet	Millennium	*
138619	PathNet	Millennium	*
138617	PathNet	Millennium	*
135612	PathNet	Millennium	*
135683	PathNet	Millennium	*
135717	PathNet	Millennium	*
103126	PathNet	Millennium	*
126403	PathNet	Millennium	*
101887	PathNet	Millennium	*
101556	PathNet	Millennium	*
138618	PathNet	Millennium	*
135722	PathNet	Millennium	*
140911	PathNet	Millennium	*
101581	PathNet	Millennium	*
138605	PathNet	Millennium	*
101493	PathNet	Millennium	*
158911	PathNet	Millennium	*
157036	PathNet	Millennium	*
140983	PathNet	Millennium	*
138611	PathNet	Millennium	*
138607	PathNet	Millennium	*
141226	PathNet	Millennium	*
141228	PathNet	Millennium	*
168495	PathNet	Millennium	*
109198	PathNet	Millennium	*
100709	PathNet	Millennium	*
101735	PathNet	Millennium	*
159839	PathNet	Millennium	*
99999999I	PathNet	Millennium	*
	PathNet Total		*
114641	PharmNet	Millennium	*
138651	PharmNet	Millennium	*
160587	PharmNet	Millennium	*
166291	PharmNet	Millennium	*
102446	PharmNet	Millennium	*
164227	PharmNet	Millennium	*
164058	PharmNet	Millennium	*
138198	PharmNet	Millennium	*
135682	PharmNet	Millennium	*
164228	PharmNet	Millennium	*
138650	PharmNet	Millennium	*
140685	PharmNet	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2004 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
135586	PharmNet	Millennium	*
140687	PharmNet	Millennium	*
164019	PharmNet	Millennium	*
99999999J	PharmNet	Millennium	*
	PharmNet Total		*
141431	Powerchart Office	Millennium	*
138722	Powerchart Office	Millennium	*
141471	Powerchart Office	Millennium	*
138723	Powerchart Office	Millennium	*
140851	Powerchart Office	Millennium	*
	Powerchart Office Total		*
140681	ProCall	Millennium	*
	ProCall Total		*
153014	ProFile	Millennium	*
153039	ProFile	Millennium	*
151755	ProFile	Millennium	*
140683	ProFile	Millennium	*
151754	ProFile	Millennium	*
138598	ProFile	Millennium	*
140866	ProFile	Millennium	*
	ProFile Total		*
117828	ProFit	Millennium	*
138625	ProFit	Millennium	*
134435	ProFit	Millennium	*
169824	ProFit	Millennium	*
163940	ProFit	Millennium	*
141224	ProFit	Millennium	*
138643	ProFit	Millennium	*
138644	ProFit	Millennium	*
111476	ProFit	Millennium	*
141225	ProFit	Millennium	*
99999999K	ProFit	Millennium	*
	ProFit Total		*
153042	RadNet	Millennium	*
133064	RadNet	Millennium	*
102773	RadNet	Millennium	*
141973	RadNet	Millennium	*
168496	RadNet	Millennium	*
138724	RadNet	Millennium	*
138725	RadNet	Millennium	*
135926	RadNet	Millennium	*
140483	RadNet	Millennium	*
140679	RadNet	Millennium	*
140484	RadNet	Millennium	*
159153	RadNet	Millennium	*
99999999L	RadNet	Millennium	*
	RadNet Total		*
138623	Resource Management	Millennium	*
141724	Resource Management	Millennium	*
	Resource Management Total		*
128220	SurgiNet	Millennium	*
170565	SurgiNet	Millennium	*
170567	SurgiNet	Millennium	*
153045	SurgiNet	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2004 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
140586	SurgiNet	Millennium	*
138737	SurgiNet	Millennium	*
135797	SurgiNet	Millennium	*
103160	SurgiNet	Millennium	*
99999999M	SurgiNet	Millennium	*
	SurgiNet Total		*
167320	BNT	BNT	*
167317	BNT	BNT	*
166054	BNT	BNT	*
99999999A	BNT	BNT	*
	BNT Total		*
146437	INTL	Global	*
162166	INTL	Global	*
162129	INTL	Global	*
159801	INTL	Global	*
162041	INTL	Global	*
162167	INTL	Global	*
159805	INTL	Global	*
162160	INTL	Global	*
162163	INTL	Global	*
159807	INTL	Global	*
159798	INTL	Global	*
162159	INTL	Global	*
162161	INTL	Global	*
159814	INTL	Global	*
159799	INTL	Global	*
159806	INTL	Global	*
159808	INTL	Global	*
139138	INTL	Global	*
162158	INTL	Global	*
140858	INTL	Global	*
162087	INTL	Global	*
162104	INTL	Global	*
99999999B	INTL	Global	*
	INTL Total		*
135894	Multum	Multum	*
135898	Multum	Multum	*
135895	Multum	Multum	*
143086	Multum	Multum	*
118319	Multum	Multum	*
135896	Multum	Multum	*
135892	Multum	Multum	*
135899	Multum	Multum	*
143083	Multum	Multum	*
138129	Multum	Multum	*
143085	Multum	Multum	*
143084	Multum	Multum	*
138131	Multum	Multum	*
144168	Multum	Multum	*
135897	Multum	Multum	*
138130	Multum	Multum	*
99999999C	Multum	Multum	*
	Multum Total		*
136122	Other	Citation	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2004 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
141368	Other	Citation	*
136117	Other	Citation	*
136125	Other	Citation	*
136126	Other	Citation	*
145664	Other	Citation	*
163908	Other	Citation	*
136129	Other	Citation	*
167076	Other	Citation	*
160630	Other	Citation	*
160189	Other	DHT	*
159904	Other	DHT	*
160279	Other	DHT	*
160200	Other	DHT	*
159880	Other	DHT	*
151090	Other	DHT	*
151089	Other	DHT	*
99999999	Other	Other	*
	Other Total		*
	Grand Total		*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
135774	Access Management	Millennium	*
138592	Access Management	Millennium	*
138596	Access Management	Millennium	*
140854	Access Management	Millennium	*
140855	Access Management	Millennium	*
140856	Access Management	Millennium	*
140857	Access Management	Millennium	*
145217	Access Management	Millennium	*
160182	Access Management	Millennium	*
167440	Access Management	Millennium	*
167441	Access Management	Millennium	*
	Access Management Total		*
100924	CareNet	Millennium	*
102200	CareNet	Millennium	*
114367	CareNet	Millennium	*
138646	CareNet	Millennium	*
138647	CareNet	Millennium	*
138648	CareNet	Millennium	*
140684	CareNet	Millennium	*
140688	CareNet	Millennium	*
140859	CareNet	Millennium	*
141216	CareNet	Millennium	*
141533	CareNet	Millennium	*
141612	CareNet	Millennium	*
151525	CareNet	Millennium	*
153035	CareNet	Millennium	*
153037	CareNet	Millennium	*
	CareNet Total		*
101826	Core Architecture	Millennium	*
102969	Core Architecture	Millennium	*
103135	Core Architecture	Millennium	*
103487	Core Architecture	Millennium	*
103927	Core Architecture	Millennium	*
104873	Core Architecture	Millennium	*
105815	Core Architecture	Millennium	*
105818	Core Architecture	Millennium	*
105819	Core Architecture	Millennium	*
105822	Core Architecture	Millennium	*
105823	Core Architecture	Millennium	*
108904	Core Architecture	Millennium	*
108909	Core Architecture	Millennium	*
111289	Core Architecture	Millennium	*
117433	Core Architecture	Millennium	*
120628	Core Architecture	Millennium	*
120891	Core Architecture	Millennium	*
120892	Core Architecture	Millennium	*
120893	Core Architecture	Millennium	*
126993	Core Architecture	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
129545	Core Architecture	Millennium	*
130409	Core Architecture	Millennium	*
131498	Core Architecture	Millennium	*
132900	Core Architecture	Millennium	*
132911	Core Architecture	Millennium	*
133082	Core Architecture	Millennium	*
133869	Core Architecture	Millennium	*
134862	Core Architecture	Millennium	*
134909	Core Architecture	Millennium	*
135577	Core Architecture	Millennium	*
135579	Core Architecture	Millennium	*
135581	Core Architecture	Millennium	*
135582	Core Architecture	Millennium	*
135584	Core Architecture	Millennium	*
135611	Core Architecture	Millennium	*
135681	Core Architecture	Millennium	*
135720	Core Architecture	Millennium	*
135721	Core Architecture	Millennium	*
135773	Core Architecture	Millennium	*
136439	Core Architecture	Millennium	*
136533	Core Architecture	Millennium	*
136593	Core Architecture	Millennium	*
137919	Core Architecture	Millennium	*
138355	Core Architecture	Millennium	*
138594	Core Architecture	Millennium	*
138595	Core Architecture	Millennium	*
138765	Core Architecture	Millennium	*
138811	Core Architecture	Millennium	*
139032	Core Architecture	Millennium	*
139115	Core Architecture	Millennium	*
139138	Core Architecture	Millennium	*
139651	Core Architecture	Millennium	*
139652	Core Architecture	Millennium	*
140852	Core Architecture	Millennium	*
140853	Core Architecture	Millennium	*
140858	Core Architecture	Millennium	*
140863	Core Architecture	Millennium	*
140865	Core Architecture	Millennium	*
141265	Core Architecture	Millennium	*
141415	Core Architecture	Millennium	*
141448	Core Architecture	Millennium	*
142048	Core Architecture	Millennium	*
143581	Core Architecture	Millennium	*
146437	Core Architecture	Millennium	*
147087	Core Architecture	Millennium	*
149292	Core Architecture	Millennium	*
149298	Core Architecture	Millennium	*
153006	Core Architecture	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
153008	Core Architecture	Millennium	*
153016	Core Architecture	Millennium	*
153017	Core Architecture	Millennium	*
153018	Core Architecture	Millennium	*
153019	Core Architecture	Millennium	*
153025	Core Architecture	Millennium	*
153026	Core Architecture	Millennium	*
153034	Core Architecture	Millennium	*
153038	Core Architecture	Millennium	*
153040	Core Architecture	Millennium	*
153604	Core Architecture	Millennium	*
154312	Core Architecture	Millennium	*
155984	Core Architecture	Millennium	*
156111	Core Architecture	Millennium	*
158219	Core Architecture	Millennium	*
158987	Core Architecture	Millennium	*
160586	Core Architecture	Millennium	*
160629	Core Architecture	Millennium	*
160856	Core Architecture	Millennium	*
160861	Core Architecture	Millennium	*
162312	Core Architecture	Millennium	*
99999999D	Core Architecture	Millennium	*
	Core Architecture Total		*
109537	CVNet	Millennium	*
134339	CVNet	Millennium	*
134354	CVNet	Millennium	*
135798	CVNet	Millennium	*
138739	CVNet	Millennium	*
140585	CVNet	Millennium	*
153010	CVNet	Millennium	*
	CVNet Total		*
108938	Data & Content	Millennium	*
112238	Data & Content	Millennium	*
113508	Data & Content	Millennium	*
113513	Data & Content	Millennium	*
114766	Data & Content	Millennium	*
117430	Data & Content	Millennium	*
130801	Data & Content	Millennium	*
131606	Data & Content	Millennium	*
133213	Data & Content	Millennium	*
133223	Data & Content	Millennium	*
133227	Data & Content	Millennium	*
133239	Data & Content	Millennium	*
135587	Data & Content	Millennium	*
138599	Data & Content	Millennium	*
138601	Data & Content	Millennium	*
138602	Data & Content	Millennium	*
138604	Data & Content	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
140584	Data & Content	Millennium	*
141547	Data & Content	Millennium	*
141851	Data & Content	Millennium	*
143287	Data & Content	Millennium	*
145717	Data & Content	Millennium	*
145718	Data & Content	Millennium	*
145720	Data & Content	Millennium	*
145723	Data & Content	Millennium	*
145726	Data & Content	Millennium	*
146187	Data & Content	Millennium	*
147088	Data & Content	Millennium	*
147537	Data & Content	Millennium	*
149289	Data & Content	Millennium	*
153213	Data & Content	Millennium	*
157249	Data & Content	Millennium	*
	Data & Content Total		*
112605	FirstNet	Millennium	*
121303	FirstNet	Millennium	*
132847	FirstNet	Millennium	*
135650	FirstNet	Millennium	*
138597	FirstNet	Millennium	*
140680	FirstNet	Millennium	*
141728	FirstNet	Millennium	*
144027	FirstNet	Millennium	*
153023	FirstNet	Millennium	*
	FirstNet Total		*
137142	HNA Objects	Millennium	*
141223	HNA Objects	Millennium	*
141409	HNA Objects	Millennium	*
153030	HNA Objects	Millennium	*
	HNA Objects Total		*
104875	IQHealth	Millennium	*
112125	IQHealth	Millennium	*
135583	IQHealth	Millennium	*
140861	IQHealth	Millennium	*
143573	IQHealth	Millennium	*
153027	IQHealth	Millennium	*
160358	IQHealth	Millennium	*
	IQHealth Total		*
135614	OMF	Millennium	*
135618	OMF	Millennium	*
138627	OMF	Millennium	*
138642	OMF	Millennium	*
140862	OMF	Millennium	*
153029	OMF	Millennium	*
160585	OMF	Millennium	*
	OMF Total		*
100594	Other Products	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
100905	Other Products	Millennium	*
133552	Other Products	Millennium	*
135776	Other Products	Millennium	*
138149	Other Products	Millennium	*
138740	Other Products	Millennium	*
138763	Other Products	Millennium	*
138766	Other Products	Millennium	*
153024	Other Products	Millennium	*
153028	Other Products	Millennium	*
153046	Other Products	Millennium	*
153047	Other Products	Millennium	*
154311	Other Products	Millennium	*
155586	Other Products	Millennium	*
99999999E	Other Products	Millennium	*
	Other Products Total		*
100709	PathNet	Millennium	*
101493	PathNet	Millennium	*
101556	PathNet	Millennium	*
101581	PathNet	Millennium	*
101583	PathNet	Millennium	*
101735	PathNet	Millennium	*
101887	PathNet	Millennium	*
102995	PathNet	Millennium	*
103126	PathNet	Millennium	*
109198	PathNet	Millennium	*
116155	PathNet	Millennium	*
118236	PathNet	Millennium	*
126403	PathNet	Millennium	*
133069	PathNet	Millennium	*
135578	PathNet	Millennium	*
135612	PathNet	Millennium	*
135620	PathNet	Millennium	*
135628	PathNet	Millennium	*
135634	PathNet	Millennium	*
135683	PathNet	Millennium	*
135717	PathNet	Millennium	*
135722	PathNet	Millennium	*
135990	PathNet	Millennium	*
138605	PathNet	Millennium	*
138607	PathNet	Millennium	*
138611	PathNet	Millennium	*
138612	PathNet	Millennium	*
138613	PathNet	Millennium	*
138615	PathNet	Millennium	*
138617	PathNet	Millennium	*
138618	PathNet	Millennium	*
138619	PathNet	Millennium	*
138621	PathNet	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
140911	PathNet	Millennium	*
140983	PathNet	Millennium	*
141226	PathNet	Millennium	*
141227	PathNet	Millennium	*
141228	PathNet	Millennium	*
142011	PathNet	Millennium	*
153007	PathNet	Millennium	*
153032	PathNet	Millennium	*
159839	PathNet	Millennium	*
	PathNet Total		*
102446	PharmNet	Millennium	*
114641	PharmNet	Millennium	*
132910	PharmNet	Millennium	*
135586	PharmNet	Millennium	*
135682	PharmNet	Millennium	*
138198	PharmNet	Millennium	*
138650	PharmNet	Millennium	*
138651	PharmNet	Millennium	*
140685	PharmNet	Millennium	*
140687	PharmNet	Millennium	*
153036	PharmNet	Millennium	*
160587	PharmNet	Millennium	*
164019	PharmNet	Millennium	*
164227	PharmNet	Millennium	*
164228	PharmNet	Millennium	*
	PharmNet Total		*
138722	Powerchart Office	Millennium	*
138723	Powerchart Office	Millennium	*
138738	Powerchart Office	Millennium	*
140631	Powerchart Office	Millennium	*
140851	Powerchart Office	Millennium	*
141431	Powerchart Office	Millennium	*
141471	Powerchart Office	Millennium	*
	Powerchart Office Total		*
138600	ProCall	Millennium	*
140681	ProCall	Millennium	*
153048	ProCall	Millennium	*
157250	ProCall	Millennium	*
	ProCall Total		*
135580	ProFile	Millennium	*
135702	ProFile	Millennium	*
138598	ProFile	Millennium	*
140683	ProFile	Millennium	*
140866	ProFile	Millennium	*
151754	ProFile	Millennium	*
151755	ProFile	Millennium	*
153014	ProFile	Millennium	*
153039	ProFile	Millennium	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
	ProFile Total		*
111476	ProFit	Millennium	*
117828	ProFit	Millennium	*
135594	ProFit	Millennium	*
138624	ProFit	Millennium	*
138625	ProFit	Millennium	*
138643	ProFit	Millennium	*
138644	ProFit	Millennium	*
141224	ProFit	Millennium	*
141225	ProFit	Millennium	*
153033	ProFit	Millennium	*
	ProFit Total		*
102773	RadNet	Millennium	*
118814	RadNet	Millennium	*
133064	RadNet	Millennium	*
135926	RadNet	Millennium	*
136842	RadNet	Millennium	*
138724	RadNet	Millennium	*
138725	RadNet	Millennium	*
140483	RadNet	Millennium	*
140484	RadNet	Millennium	*
140679	RadNet	Millennium	*
141973	RadNet	Millennium	*
153041	RadNet	Millennium	*
153042	RadNet	Millennium	*
159153	RadNet	Millennium	*
	RadNet Total		*
135670	Resource Management	Millennium	*
138623	Resource Management	Millennium	*
141724	Resource Management	Millennium	*
	Resource Management Total		*
103160	SurgiNet	Millennium	*
128220	SurgiNet	Millennium	*
133872	SurgiNet	Millennium	*
135797	SurgiNet	Millennium	*
138737	SurgiNet	Millennium	*
140586	SurgiNet	Millennium	*
140678	SurgiNet	Millennium	*
153045	SurgiNet	Millennium	*
	SurgiNet Total		*
127893	INTL	Global	*
135427	INTL	Global	*
139138	INTL	Global	*
140858	INTL	Global	*
146437	INTL	Global	*
153019	INTL	Global	*
153025	INTL	Global	*
159798	INTL	Global	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
159799	INTL	Global	*
159805	INTL	Global	*
159806	INTL	Global	*
159807	INTL	Global	*
159808	INTL	Global	*
159811	INTL	Global	*
159814	INTL	Global	*
162041	INTL	Global	*
162087	INTL	Global	*
162104	INTL	Global	*
162128	INTL	Global	*
162129	INTL	Global	*
162130	INTL	Global	*
162158	INTL	Global	*
162159	INTL	Global	*
162160	INTL	Global	*
162161	INTL	Global	*
162163	INTL	Global	*
162166	INTL	Global	*
162167	INTL	Global	*
99999999C	INTL	Global	*
	INTL Total		*
118319	Multum	Multum	*
135892	Multum	Multum	*
135894	Multum	Multum	*
135895	Multum	Multum	*
135896	Multum	Multum	*
135897	Multum	Multum	*
135898	Multum	Multum	*
135899	Multum	Multum	*
138129	Multum	Multum	*
138130	Multum	Multum	*
138131	Multum	Multum	*
143083	Multum	Multum	*
143084	Multum	Multum	*
143085	Multum	Multum	*
143086	Multum	Multum	*
144168	Multum	Multum	*
99999999A	Multum	Multum	*
	Multum Total		*
135775	Other	Citation	*
136117	Other	Citation	*
136120	Other	Citation	*
136121	Other	Citation	*
136122	Other	Citation	*
136125	Other	Citation	*
136126	Other	Citation	*
136128	Other	Citation	*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix B
2003 Capitalized Software Costs By Projects

Project #	Product Mapping	Version	Total
136129	Other	Citation	*
136179	Other	Citation	*
136550	Other	Citation	*
141368	Other	Citation	*
141371	Other	Citation	*
160630	Other	Citation	*
151089	Other	DHT	*
151090	Other	DHT	*
159880	Other	DHT	*
159882	Other	DHT	*
159904	Other	DHT	*
160189	Other	DHT	*
160200	Other	DHT	*
160279	Other	DHT	*
99999999	Other	Other	*
9999999B	Other	Other	*
	Other Total		*
	Grand Total		*

*	Confidential information has been omitted and filed separately with the Commission.

Appendix C
2003 To 2005 Enhancements

Software Release	Software Release
Version	Date	Application	Description
2005.02	May-2005	Superbill Orders (cpsSuperbill.dll)	The system recognizes the INSTITUTION_POLICY_MSG preference.

2004.M04.03.0	Dec-2004	Address Control (Addrphone20.ocx)	Address Control (Addrphone20.ocx) has been enhanced to add PCT and DHA fields.

2004.M04.03.0	Dec-2004	AgeFormatter	The AgeFormatter routines in SRVLocales, SRVCalendarLib, and SRVCalendar32 have been enhanced to allow for application control of how the age is returned. Specifically, the routines have been enhanced to allow for the display of major and minor units of age.

2004.M04.03.0	Dec-2004	AgeFormatter	AgeFormatter has been corrected to change the default age display to years.

2005.02	May-2005	Appreg (Appreg.exe)	AppReg can now handle dynamic redirect scripts.

2004.M04.02.0	Oct-2004	AppSight	AppSight allows for advanced troubleshooting and debugging of Windows applications, which improves the Cerner support organization’s ability to diagnose issues. With the addition of AppSight logging from Millennium, the information now is contained in a single output file. This currently can be sent to Cerner along with a service request. This cumulative production package contains the components that are necessary to generate the AppSight log.

2005.02	May-2005	CernServer	CernServer can now be configured to display a custom splash screen.

2005.01	Feb-2005	CodeRTL (Codertl.exe)	CodeRTL no longer performs unnecessary locking of the global code cache.

2004.M04.02.0	Oct-2004	CPM Script Server	The process for redirecting requests that are bound to the CPM Script service to the CPM Script Cache service has been enhanced. Rerouting now is dynamic and does not require a change to the definition in the Transaction database.

2004.M04.03.0	Dec-2004	CPM Script Server (cpm_srvscript)	Script Server has been enhanced to allow for large memory support.

2005.01	Feb-2005	CreateCluster	CreateCluster has been enhanced to include the following functionality:
(CreateCluster.exe)
- When creating the queue manager, you can now specify the size of the resulting log files when creating the queue manager.

- When creating the queue manager, you can now specify the number of primary and secondary log files.

- The “Use Channel Compression” option modifies the queue manager to use channel compression on its receiver channel. This script also copies the necessary images to the correct location and ensures that the permissions on the executable are set correctly.

- The “Use Cluster Workload Balancing” option modifies the queue manager to use cluster workload balancing. This script also copies the necessary images to the correct location and ensures that the permissions on the executable are set correctly.

- You can now specify the location of your MQ log files. Previously, the MQ log files would automatically stored in the MQ default directory.

2004.M04.03.0	Dec-2004	CRMObjects	The crmobjects classes have been enhanced to check on the status of an asynchronous thread executing a transaction to a synchronous server.

2005.02	May-2005	CRMRTL	Unnecessary SrvFieldExists calls were removed from CRMRTL.

2005.01	Feb-2005	CRMTimers	Four obsolete timers were removed from the CRMTimer function.

2005.02	May-2005	CTQMSG	The CTQMSG utility can now transfer messages to an alternate queue to allow inspection of the message contents and selective requeuing via QCPView.

2005.02	May-2005	CTQMSG	The CTQMSG utility now will allow an upper limit on the number of messages to requeue or transfer during a single operation.

2005.02	May-2005	CTQMSG	The CTQMSG utility now will detect and recover messages that are smaller than the size of an MQ transmit header structure (428 bytes).

2005.02	May-2005	CTQMSG	The CTQMSG utility now checks the value of the Correlation ID in the message header structure when evaluating if a message in the transmission queue is eligible for recovery.

2005.02	May-2005	Date and Time (Datetime.ocx)	The 2 digit year format used by Bloodbank is now supported by Datetime.ocx.
©Cerner Corporation Confidential

All rights reserved

Appendix C
2003 To 2005 Enhancements

Software Release	Software Release
Version	Date	Application	Description
2005.01	Feb-2005	Date and Time (DateTime.ocx)	The Date and Time component, DateTime.ocx, has been updated to allow quick time-entry formats, such as 0930, 1230, and 1659. Previously, if you used a time-entry format that did not require the use of a colon between the hour value and the minute value, 1234 for example, it was possible that the system would not accept this format.

2005.02	May-2005	eBookings	Two new attributes, USERROLEPROFILE and PROXYROLEPROFILE, were added to the CRMREQINFO table. These fields allow you to record proxy transactions in eBookings.

2004.M04.03.0	Dec-2004	EBS	An enhancement has been made to EBS allowing a patient to authenticate in the system without being present in the personnel table.

2005.01	Feb-2005	Health Economy Architecture (HEA)	Cerner has created new Win32 components for Health Economy Architecture that allow Cerner Millennium applications, running on Citrix, to seamlessly launch other Citrix applications across different domains.

2005.01	Feb-2005	Java 2 Platform, Enterprise Edition (J2EE)	Cerner now takes advantage of the Java 2 Platform, Enterprise Edition (J2EE) container-based security in Cerner Web Experience. J2EE container-based security allows writing of security unaware applications and eliminates the complexity of handling the authentication and authorization in the application. This package contains JNI DLLs that are used by the Cerner Web components. This does not affect existing Cerner Win32 functionalities

2004.M04.03.0	Dec-2004	Millennium Troubleshooter Assistant	Cerner has released the Millennium Troubleshooter Assistant. This application includes integration with Identify Black Box, the capability to conveniently gather log files, and the ability to directly email Cerner Corporation.

2004.M04.03.0	Dec-2004	NGMDump (ngmdump.exe)	Cerner has included the NGMDump diagnostic tool with its 2004.02 release. The NGMDump tool is used to analyze the global shared memory on backend nodes.

2005.01	Feb-2005	Password Management	Cerner web application has been enhanced to display password expiration notifications and to provide a means for you to change your password. This package contains JNI DLLs that are used by the Cerner Web components. This does not affect existing Cerner Win32 functionalities.

2004.M04.03.0	Dec-2004	Preference Manager (PreferenceManager.exe)	Preference Manager has been enhanced to include a new preference type. The Facility/Nurse Unit ID window will display a facility label and a combo box loaded with all the nursing facilities from the facility context.

2005.02	May-2005	Preference Manager (PreferenceManager.exe)	In the Preference Manager tool you can now pass parameters to a Custom CCL script to filter or restrict the results of the script.

2004.M04.03.0	Dec-2004	Print Services server (sys_srvprint.exe)	The Print Services server (sys_srvprint.exe) has been modified to correct an issue that resulted in the Print Server becoming unresponsive under certain circumstances on multimode systems.

Multiple node systems that have the property ‘mulitnode = true’ set are at risk of entering a race condition when Print Servers from multiple nodes try to communicate with one another. The ‘multinode = true’ setting is used when the print directories are not shared by the nodes in the domain cluster. This is typically multiple node AIX sites that are running Cerner Millennium. This package corrects the issue by moving the node specific service to a different SCP entry.

2005.02	May-2005	RRD	RRD now can fax 132 characters/line in reports.

2005.02	May-2005	RRD	RRD now can auto-detect if .DAT files contain Postscript.

2005.02	May-2005	RRD	RRD now will estimate transmission time for faxes, and base timeout values on this estimate.

2005.02	May-2005	RRD	Enhancements to RRD agent’s handling of immediate retries were made to improve RRD agent’s performance.

2005.01	Feb-2005	SCPView	SCP Server and SCPView now have the ability to stop, kill, and query a server based on process ID.

2004.M04.03.0	Dec-2004	SLA Time Repository	The SLA Time Repository has been enhanced to reduce system overhead, eliminate the need to maintain and run sample transactions, and give a more realistic picture of end user response time. The improved Time Repository also maintains various performance statistics.

2005.01	Feb-2005	SLA Timers	Configuration information is now centralized. Previously, the timer.cerner configuration file needed to be stored on each back-end node running the Repository Manager server as well as each front-end and mid-tier node that was to be monitored. The configuration file now is more centralized and only needs to be stored in the cer_mgr directory on each back-end node running Cerner Millennium core services.

2005.01	Feb-2005	SLA Timers	You now can centrally log the CRM Function, CRM Perform, CRM Step and CRM AppInfo timers. These logs are controlled by settings within the timer.cerner file and are not enabled by default. These timers may currently be written to a comma-delimited CSV file or to the CRMTimerRepository.mlg file.

2005.01	Feb-2005	SLA Timers	Support for running multiple instances of the repository manager on multiple nodes within the domain cluster has been added for VMS in addition to the existing AIX support.

2005.01	Feb-2005	SLA Timers	The naming convention of the CSV files has been updated to include the back-end node name.

2005.01	Feb-2005	SLA Timers	The following fields have been added to the record layout of the CSV file: client application name, client process ID, client application thread ID, user name, Citrix client node name, and Citrix client IP address.

2005.01	Feb-2005	SLA Timers	The maximum file size of the CSV repository file now may be specified and multiple files now may be created.
©Cerner Corporation Confidential

All rights reserved

Appendix C
2003 To 2005 Enhancements

Software Release	Software Release
Version	Date	Application	Description
2005.01	Feb-2005	SLA Timers	Reporting now is more integrated into the solution and more easily supports multiple repositories on multiple nodes within the cluster.

2005.01	Feb-2005	SRVCalendars API	SRVCalendars API has been enhanced to expose the rules involving Daylight Savings Time in time zones. This allows an application using this API to manually construct its own time zones, alleviating previous inconsistencies between applications that use older versions of JDK.

2004.M04.03.0	Dec-2004	Srvcore and srvdata	Srvcore and srvdata have been enhanced to effectively support multiple processor functions.

2004.M04.03.0	Dec-2004	SRVFrame	Cerner has improved SRVFrame to add context to messages that failed to process via the Process Server and will be added to the exception queue.

2005.02	May-2005	SRVLDAP	SRVLDAP now allows CCL scripts to communicate with the LDAP server using the privileged account login information stored in the registry.

2005.02	May-2005	Start Environment (start_environment.exe)	The Start_Environment process, which is used to start Cerner environments from within start_cerner_500, now allows you to override the startup size of the global code cache shared memory region.

2005.02	May-2005	Start Environment (start_environment.exe)	The Start_Environment utility now checks for a flag to determine if it needs to create the discern cache memory region.

2005.02	May-2005	Start Environment (start_environment.exe)	The Start_Environment utility now has the ability to start multiple environments simultaneously, to trigger the creation of multiple shared memory regions, and to run parallel population tasks.

2005.02	May-2005	TaskAccess (TaskAccess.exe)	You can now choose whether to view application 5000 in TaskAccess.

2004.M04.03.0	Dec-2004	Text Editor	Cerner has enhanced the TextEditor module to include spell checking capability.

2005.01	Feb-2005	URL Signings	To accommodate PowerChart-related applications, the URL Signings functionality now will be exported through a traditional C-style interface, in addition to the existing COM-based interface

2005.02	May-2005	AutoTester Administration (ATAdmin.exe)	You now can create usernames to control who can access AutoTester and AutoTester Administration. These usernames and passwords are separate from the Cerner Millennium username and password. You can allow users’ access to AutoTester and AutoTester Administration, and give users the ability to maintain users. You can also reset a user’s password in AutoTester Administration.

2005.02	May-2005	AutoTester Administration (ATAdmin.exe)	You now can create multiple levels of categories. You can create folders and any number of sub-folders to use in organizing automated test plans in AutoTester.

2005.02	May-2005	AutoTester Administration	When you export AutoTester data from a domain, you now can select which types of data are exported. You can select to export the following content:
(ATAdmin.exe)	* Reference content, which is the standard content that Cerner supplies, including actions, applications, Cerner test plan categories, and
     Cerner plans
  * Client content, which includes AutoTester users and devices for the domain
  * Domain content, which includes the test plans, categories, and Cerner Millennium users for the domain
You always must export reference content, and can select also to export client content, domain content, or both.

2004.M04.03.0	Dec-2004	eMAR (pvMAR.dll)	A new override preference, CPOCEnforcement, now allows you to manage medication tasks and documentation while preventing you from completing pending medication tasks.

2004.M04.03.0	Dec-2004	eMAR (pvMAR.dll)	You now can modify which ingredients are included in an IV charting event.

2004.M04.03.0	Dec-2004	eMAR (pvMAR.dll)	You now can change the order details of ingredients in the IV Charting window.

2005.02	May-2005	Medication Administration Record (pvMAR.dll)	If you enter an early or late reason, the Result Details window now displays it.

2005.02	May-2005	Medication Administration Record (pvMAR.dll)	The printed MAR now contains a patient record section that includes a history of all medications and IV fluids given to an individual patient when using the MAR. The printed record identifies the relationship between medication and IV orders, the actions taken on each order, and the results associated with each order action.

2005.02	May-2005	Medication Administration Wizard (pvDocMgmt1.dll)	For an order that contains an orderable that is set to trigger a Discern alert, when you have the MED_ADMIN_DISCERN_ALERT set to enable alerts and you attempt to chart an administration task for the order using the Medication Administration Wizard (MAW), the system displays the Discern Support dialog box.

2004.01	Mar-2004	BMDI Application Program Interfaces	The bmdi_daqlib static library and the bmdi_daqutils dynamic link library have been enhanced to implement application program interfaces (APIs) based on an anesthesia record indicator.

2004.01	Mar-2004	BMDI Manager	BMDI Manager now works for both the Local and Centralized models. BMDI Manager is a core component for accessing BMDI databases for use by user interface modules like INet. Among others features, the enhancements include faster searches for repeat queries, and enhancements for associating patients generating BMDI data.

2004.M04.01.0	Aug-2004	Datex AS3 (DatexAS3.dll), Ohmeda Modulus (ModulusCD.dll), and Ohmeda 7800 (Ohm7800.dll)	The following interfaces have been enhanced for schema changes in support of the anesthesia record: 1. Datex AS3 (DatexAS3.dll) 2. Ohmeda Modulus (ModulusCD.dll) 3. Ohmeda 7800 (Ohm7800.dll)
©Cerner Corporation Confidential

All rights reserved

Appendix C
2003 To 2005 Enhancements

Software Release	Software Release
Version	Date	Application	Description
2004.M04.02.0	Oct-2004	Power Plan Tool (PlanMaintenanceTool.dll)	For a pre-built IV in a plan, you can build plan specific order sentences for the components of an IV.

2004.01	Mar-2004	Power Plan Tool (PlanMaintenanceTool.dll)	For a pre-built IV in a plan, you can build plan specific order sentences for the components of an IV.

2004.01	Mar-2004	Power Plan Tool (PlanMaintenanceTool.dll)	When you add an order sentence to an orderable in a plan, you can add and maintain an order sentence comment for each orderable.

2004.01	Mar-2004	Power Plan Tool (PlanMaintenanceTool.dll) and Power Plans (pvOrderPOE.dll)	You can build Time Zero PowerPlans that have linked orders for oncology medication plans of care.

2004.01	Mar-2004	Power Plans (pvOrderPOE.dll)	You can document outcome results and variance information against outcome results.

2004.01	Mar-2004	Power Plans (pvOrderPOE.dll)	You can modify outcome criteria on Activated plans for numeric outcomes.

2004.01	Mar-2004	Power Plans (pvOrderPOE.dll)	You can add outcomes to initiated plan phases.

2004.01	Mar-2004	Power Plans (pvOrderPOE.dll)	You can view excluded components of initiated plans.

2005.02	May-2005	PowerPlan Tool (PlanMaintenanceTool.dll)	You now can override the clinical category of an order component for a plan.

2005.02	May-2005	PowerPlans	You now can associate a diagnosis to a PowerPlan phase or plan and the system propagates that diagnosis to all orders within the phase.

2005.02	May-2005	PowerPlans	The system now handles correctly cycle number changes on plans that use cycles.

2005.02	May-2005	PowerPlans	For plans that do not use cycles, the session does not permit you to add or modify cycles.

2005.02	May-2005	PowerPlans	You now can select the Chemotherapy Review profile to view plan components marked as chemotherapy or chemotherapy-related. Components not marked as chemotherapy or chemotherapy-related are removed in the Chemotherapy Review profile.

2005.02	May-2005	PowerPlans	When you sign a medication order in PowerOrders, the session captures the parameters involved in the dosage calculation and makes them available in the History tab; when you modify a medication order in PowerOrders after applying the dosage information and signing, the session does not capture the parameters involved in the dosage calculation

2005.02	May-2005	PowerPlans	When you modify a medication order in PowerOrders after applying the dosage information and signing, the session does not capture the parameters involved in the dosage calculation and does not make them available in the History tab.

2005.02	May-2005	PowerPlans	When you make changes to components of an active cross-phase group whose phase is Planned or Initiated Pending, the system now propagates those changes to identical orders of the group in all other phases of the plan.

2005.02	May-2005	PowerPlans	PowerPlan orderables now acknowledge the filters functionality in PowerOrders.

2005.02	May-2005	PowerPlans	Help for PowerPlans has been updated with the addition of numerous topics.

2005.02	May-2005	PowerPlans	The Plan History tab now is displayed when the appropriate preference is set in Preferences Maintenance Tool.

2005.02	May-2005	PowerPlans	Plan history information now is displayed for plan orders.

2005.02	May-2005	PowerPlans	The Plan History tab displays modifications you made to dosages for IV orders within a plan before that plan was initiated.

2005.02	May-2005	APACHE III (APACHE3.ocx)	Script enhancements now allow APACHE III to properly handle sequence numbers greater than 2,147,483,647.

2004.01	Mar-2004	Batch Index Service (cdi_BatchIndexSvc.exe) CDI — Batch Indexing (cer_BatchIndex.exe)	The applications support the submission of multiple page files.

2004.01	Mar-2004	CDI — Batch Indexing (cer_BatchIndex.exe) Document Library (pvw_axLib.ocx) In-Process Viewer (pvw_axViewer.ocx)	You can add user-defined annotations to an image in the Batch Indexing and Document Library tools. Supported user-defined annotations include textual, drawing, and rubber stamp. The annotation toolbar displays in both the In-Process Viewer and Cerner Batch Indexing and can be hidden from view. You can view annotations in the In-Process Viewer and you can print them on the image from the Viewer or Clinical Reporting.
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All rights reserved

Technological Feasibility Data Subset

				Technological
Solution	Application	Description	Start Date	Feasibility Date	Finish Date	Release Date	Project Number
Nexus – Documentation (Structured Clinical Documentation)	Common Doc Projects	Annotating UnAuthenticated Scanned Images (CDI). Enh Number 0108105	09/01/03	01/20/04	03/29/04	May 2005	153015
Scheduling	Scheduling	Execute Validation Test (ESM: Provider Selection Preference ITN 0114325 — SOLUTION_TEST Feature 47829). Enh Num 114325.	01/24/05	01/24/05	01/25/05	May 2005	140857
Person Management	Person Management	Execute Validation Test (ERM Additional Values in Legal Status ITN0110095). Enh Num 0106231.	02/10/05	02/10/05	02/11/05	May 2005	140856
Nexus – Documentation (Structured Clinical Documentation)	Common Doc Projects	Modifications within Clinical Notes. Enh Number 0108105.	01/14/05	01/28/05	02/22/05	May 2005	153015
ProFile	ProFile	Execute Validation Test (ERM Correction to Questionnaire. Enh # 0109753.	03/04/05	03/04/05	03/04/05	May 2005	140866
PathNet – HLA	PathNet – HLA	PathNet Helix: CBO (December 2004). Enh # 0111861.	01/17/05	01/18/05	03/10/05	May 2005	103126
Clinical Event Server (Nexus — Results)	NEXUS RAR	Return organization_id in the event query. Enh # 0115537.	03/09/05	03/09/05	03/14/05	May 2005	154312
Nexus – Documentation (Structured Clinical Documentation)	Common Doc Projects	DC: Conditional Field Logic. Enh Number 0108105.	06/24/04	07/12/04	03/18/05	May 2005	153015
Nexus – DocWorks	Common Doc Projects	PRSNL Resubmit during Document Modification. Enh Num 0108963.	01/24/05	02/07/05	03/22/05	May 2005	153015
Nexus – Documentation (Structured Clinical Documentation)	Common Doc Projects	CCL Script Performance Tuning. Enh Number 0108105.	12/23/04	01/04/05	03/24/05	May 2005	153015
ProFile	ProFile	Execute Validation Test (Profile Upgrade to Problem List ITN). Enh Num 0114372.	03/18/05	03/18/05	03/28/05	May 2005	140866
Nexus – Documentation (Structured Clinical Documentation)	Common Doc Projects	Structured Modifications. Enh Number 0108105.	07/16/04	08/09/04	03/29/05	May 2005	153015
Nexus – Documentation (Structured Clinical Documentation)	Common Doc Projects	Documentation Tied to a Case ID. Enh Number 0108105.	02/08/05	02/22/05	03/30/05	May 2005	153015
Bedside Care	Discern Expert	BSC (0115083) : MedAdminWizard — Call Discern. Enh Num 0115083.	01/24/05	02/02/05	03/31/05	May 2005	10004424
PathNet – Gen Lab	PathNet GLB	PathNet GLB: Numeric accept does not default. Enh Number 0114822.	05/20/04	03/04/05	04/01/05	May 2005	101581
PathNet – HLA	PathNet HLA	PathNet HLA: Charting High/Low. Enh Number 0111861.	06/30/04	08/20/04	04/01/05	May 2005	103126
ProFile	ProFile	Execute Validation Test (Profile — HCC Medicode Encoder Enhancement — ITN 0105173). Enh Num 0105173	03/28/05	03/28/05	04/01/05	May 2005	140866
Clinical Event Server (Nexus — Results)	NEXUS RAR	CEM-Event Server Changes. Enh Num 0115534.	03/24/05	03/28/05	04/04/05	May 2005	154312
Nexus – Documentation (Structured Clinical Documentation)	Common Doc Projects	Phys Doc: Automatic Population of Note (Roadmap: Passive Result Include) 0108105.	01/08/04	07/30/04	04/05/05	May 2005	153015
Clinical Event Server (Nexus — Results)	NEXUS RAR	CEM Changes. Enh Num 1-340580781.	02/07/05	03/28/05	04/05/05	May 2005	154312
PathNet – ePathLink	PathNet ePL: Date Prompt, CMRN,Financial number assignment	PathNet ePL: Date Prompt, CMRN,Financial number assignment. Enh Num 0116074.	03/10/05	03/15/05	04/05/05	May 2005	101493
Patient Privacy	Privacy	Org Group relationships — Enhancements for Network Type. Enh Num 0116178	03/14/05	03/21/05	04/05/05	May 2005	160629
Clinical Event Server (Nexus — Results)	NEXUS RAR	ce_get_ppa_last_dt_tm execution reduction. Enh # 0115114	03/28/05	03/28/05	04/07/05	May 2005	154312
Clinical Event Server (Nexus — Results)	NEXUS RAR	Enhance bookmark query performance. Enh # 0115537	03/28/05	03/28/05	04/07/05	May 2005	154312
Clinical Event Server (Nexus — Results)	NEXUS RAR	Readme 3017 Performance Enhancements. Enh # 0115537	03/09/05	03/09/05	04/07/05	May 2005	154312
Clinical Event Server (Nexus — Results)	NEXUS RAR	HLA typing query precidence enhancement. Enh Num 0113912	02/03/05	03/29/05	04/08/05	May 2005	154312
Discern	OMF/PowerVision	OMF — Performance Adjustments. Enh Number 0114768.	02/21/05	02/21/05	04/08/05	May 2005	140584
Discern	OMF/PowerVision	OMF — Performance for ProCare Scripts. Enh Number 0115013.	01/31/05	02/21/05	04/08/05	May 2005	140584
Discern	OMF/PowerVision	OMF — Performance for Purge. Enh Number 0115013.	02/21/05	02/21/05	04/08/05	May 2005	140584
Person Management	Person Management	Execute Validation Test (ERM MBL ITN 0101328). Enh Num 0106231.	03/21/05	03/21/05	04/08/05	May 2005	140856
Clinical Event Server (Nexus — Results)	NEXUS RAR	Update variables holding sequence generated ID. Enh #0115533	03/28/05	03/28/05	04/11/05	May 2005	154312
Clinical Event Server (Nexus — Results)	NEXUS RAR	Template_order_id changes phase I. Enh #0115533	03/27/05	03/27/05	04/13/05	May 2005	154312
PathNet – Gen Lab	PathNet GLB	PathNet GLB: Instrument Queue clearing of accessions. Enh Number 0114822	12/30/2004	01/04/05	04/17/05	May 2005	101581
PathNet PCS	PathNet PCS	PathNet PCS: TAT Monitor view by SR hierarchy. Enh Num 0114821.	1/13/2005	01/26/05	04/17/05	May 2005	116155
Clinical Event Server (Nexus — Results)	NEXUS RAR	Corrections for Profile. Enh # 0115114	03/27/05	03/27/05	04/18/05	May 2005	154312
ProFile	ProFile	Execute Validation Test (Profile — Reporting ITN 0110371). Enh Num 0110371.	04/04/05	04/04/05	04/18/05	May 2005	140866
PathNet — AP	PathNet — AP	PathNet AP: Data Warehousing. ENH# 0113866	01/27/05	02/03/05	04/18/05	May 2005	100709
PowerInsight	PowerInsight Informatica components have been modified, allowing them to be installed at a client site using an automation tool.	OCM: Informatica Deployment Automation. Enh Number 0111080.	11/17/04	11/17/04	04/20/05	May 2005	142048
Discern	Discern Explorer	Discern Notify — Support HTML. Enh # 0116021.	03/28/05	04/14/05	04/20/05	May 2005	140584
Clinical Event Server (Nexus — Results)	NEXUS RAR	Mod to event set loader to retain codes. Enh # 0115534	03/28/05	03/28/05	04/21/05	May 2005	154312
Discern	Discern Expert	@ENCOUNTERID and @CLINICALEVENTID. Enhancement Num 0114971.	02/11/05	05/20/05	04/23/05	May 2005	140584
PathNet – Microbiology	PathNet MIC	PathNet MIC: Populate resource_cd to clin_event. Enh Number 0114820	12/14/2004	01/13/05	04/25/05	May 2005	101887
Clinical Event Server (Nexus — Results)	NEXUS RAR	RAR-0109994-Multicontributor documentation. Enh #0109994	04/25/05	04/25/05	04/25/05	May 2005	154312
PathNet – Gen Lab	PathNet GLB	PathNet GLB: Auto login by performed instrument. Enh Number 0114822.	2/7/2005	02/09/05	04/27/05	May 2005	101581
PathNet SCS	PathNet SCS	PathNet SCS: Download to robotics on dispatch. Enh Num 0114819.	12/14/2004	01/17/05	04/28/05	May 2005	101583
PathNet – Microbiology	PathNet MIC	PathNet MIC: Add custom filtering option to Reporting. Enh Num 0116134.	3/29/2005	03/29/05	05/04/05	May 2005	101887
PathNet — AP	PathNet — AP	PathNet AP: Add Prefix filters to Followup Tracking rpts.Enh Num 0113866.	1/31/2005	01/31/05	05/16/05	May 2005	100709
PathNet – Microbiology	PathNet MIC	PathNet MIC: Clinical validation enhancements.Enh Num 0115264.	1/19/2005	02/15/05	05/17/05	May 2005	101887
Discern	Discern Expert	Drug Class Ref Help Performance Enhancement.Enhancmnt Num 0115370	02/24/05	02/25/05	05/21/05	May 2005	140584
Discern	Discern Expert	MEDCHARTACTIVATE Expert Event. Enhancement Number 0115371.	02/11/05	02/25/05	05/21/05	May 2005	140584
Discern	Discern Explorer	Discern Help Updates. Enhancement Number 0115917	04/07/05	04/08/05	05/21/05	May 2005	140584
Discern	Discern Explorer	Discern Layout Builder — Advanced Options. Enh Number 0116021	02/11/05	05/16/05	05/21/05	May 2005	140584
Discern	Discern Explorer	Discern Server Startup Script Enhancements. Enh Number 0116335.	02/09/05	02/14/05	05/21/05	May 2005	140584
Discern	Discern Explorer	Discern UAR enhancements. Enhancement Number 0114199	01/21/05	02/14/05	05/21/05	May 2005	140584
Discern	Discern Explorer	ExplorerMenu UI Enhancements. Enh Number 0115917	02/11/05	03/18/05	05/21/05	May 2005	140584
Discern	Discern Explorer	Visual Explorer Enhancements and Corrections. Enh Number 0111907	02/11/05	05/16/05	05/21/05	May 2005	140584
Discern	Discern Expert	Discern Purge/Archive Changes. Enhancement Number 0114971	01/17/05	05/20/05	05/23/05	May 2005	140584
Discern	Discern Expert	Expert Downtime ReadMe Inactivation. Enhancement Number 0114971	02/11/05	05/20/05	05/23/05	May 2005	140584
MDI	MDI	MDI — ABS2000 Enhancement. Enh Num 0113876.	03/31/05	05/16/05	05/30/05	May 2005	149405
CVNet	STS	CVNet — Documentation Tied to a Case ID. Enh Num 0108475.	02/15/05	05/31/05	05/31/05	May 2005	140852

Appendix E
2. (a)

Contract
Element	Description	Contract Fee	Payment Terms	Timing of Delivery	Allocation of Arrangement Fee	Revenue Recognition Timing
Licensed Software, and Web-Based Learning Tools	Non-exclusive, non-transferable perpetual license to use the licensed software in accordance with the terms of the agreement.	SW $* WBT $* $*	• $* paid upon *

• $* paid upon *

• $* paid July 1, 2006

• $* paid September 30, 2006

• $* paid December 31, 2006

			Because these payments do not extend beyond one year, we have not discounted the resultant receivable pursuant to APB Opinion No. 21.	Delivered concurrently with contract execution.	F $* equals the combined Software, Web-Based Tools and Installation of allocated revenue which represents the residual amount after allocation to all other elements based on VSOE or objective reliable evidence of fair value.	The combined unit of accounting is recognized over the period starting with delivery of the software and ending at the completion of the installation using the percentage of completion method pursuant to SOP 81-1 using output milestones to measure percentage of completion. 30% of the amount is recognized upon delivery of the software and remaining 70% recognized upon completion of the installation services. These milestone recognition percentages are determined by measuring the average labor effort expended upon completion of the milestones for a sample of representative installation projects.

Due to the insignificance of the amounts related to the Web-Based Tools, these amounts historically have been recognized upon delivery rather than over the installation period.

All of the payments in this arrangement are date-based and are not tied to performance of any other elements. Had any portion of the payments been contingent upon the delivery of another element outside the scope of SOP 81-1, that portion of the fee would have been deferred pursuant to paragraph 14 of SOP 97-2 until the other element has been delivered.

Installation Services	Initial Software installation.	$*	• *% payable upon *.	Installation services generally are completed within 90 days of delivery of the software.	Included with licensed software as one element under the residual method.	• See above under licensed software.

*	Confidential information has been omitted and filed separately with the Commission.

Contract
Element	Description	Contract Fee	Payment Terms	Timing of Delivery	Allocation of Arrangement Fee	Revenue Recognition Timing
Software Support (PCS)	Monthly support consisting of telephonic support services and unspecified software upgrade rights. Client is required to be on support for initial 12 month period.	$* / month or $* for 12 month period	• Paid monthly; commencing six months after contract signing.	Over the period of support.	Because PCS does not start until 6 months after contract signing, there are 6 months of implied PCS included in the arrangement.

VSOE for licensed software support is determined based on the substantive annual renewal provision ($*) stated in the contract.

PCS revenue is recognized ratably over the PCS period.
18 Months of PCS (12 contractual and 6 implied) = $* C

Implementation Services	Project implementation fees utilizing the standard Cerner Implementation Methodology. Estimated average project length 12 months.	$*	• $* upon *. • 12 monthly payments in the amount of $* commencing July 1, 2006.	Project implementation services are provided over the implementation period (estimate of 15 months for this project)	$* B

					We have established VSOE for hourly professional services rates as discussed further at response 2.d. These rates are applied to an estimate of the hours to complete the project to determine the total VSOE for implementation services. We have an established implementation methodology and a strong history of providing these services, which we believe allows us to make reasonably dependable estimates of the hours to complete the implementation project.	Implementation services revenue is recognized as the hours of service are performed.

Subscriptions	Executable content provided to client on a monthly subscription basis. Typical subscription service agreements are three to five years in length.	$* / month 60 Month Term	Year 1 – *% at *; remaining *% monthly over last * months. Year 2 – Annually on the anniversary date of contract execution	Content delivered on a monthly basis during the period of the subscription.	$* / month for 60 months equals a total fee of $* E

					VSOE for subscription services is based on the substantive renewal provisions stated in the contract. At the end of the 60 month term, the customer may continue to renew the subscriptions for annual periods at the rate of $*/month.	Subscription revenue is recognized ratably over the term of the subscription period.

Contract
Element	Description	Contract Fee	Payment Terms	Timing of Delivery	Allocation of Arrangement Fee	Revenue Recognition Timing
Hardware	Computer equipment that may be purchased from Cerner or directly from a third party.	$*	*% upon *	Typically within 90 days of contract signing; longer for certain elements in multi-phase agreement	$* A VSOE is determined based on prices charged in stand-alone sales.	Upon Delivery

Sublicense Software	Third-party software that may be sublicensed from Cerner or directly from a third party.	$*	*% upon *	Typically within 90 days of contract signing. Some elements may be later in multi-phase agreements.	$* D

					We have established VSOE for substantially all of our sublicense software. VSOE is determined based on prices charged in stand-alone sales. If no standalone sales occurred for a particular item, objective reliable evidence of fair value is determined by independent third party pricing for the particular item.	Upon Delivery

Maintenance (Hardware /Sublicensed Software)	*Item not included in response 2(a) bundled fee summary as contract amounts represent fair market value option rather than a commitment by client to purchase maintenance services. The client had not elected to purchase maintenance at the date of contract signature and the revenue recognition allocation.	$* / year	Paid annually commencing upon the maintenance coverage period.	Over the period of maintenance.	$* per month commencing upon maintenance coverage period. VSOE for maintenance is determined based on the substantive renewal provision stated in the contract.	Maintenance revenue is recognized ratably over the maintenance period.

*	Confidential information has been omitted and filed separately with the Commission.

Appendix F
Cerner Corporation
Schedule of Audit Differences
2004 and 2005

						Projected
	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004	2005	Q3 2005
Pre-tax net income	23,412	23,940	24,823	35,745	107,920	128,000	36,149

To properly remove depreciation expense recorded in 2004 for a fixed asset which was disposed of in 2003	142	142	142	142	568	(568)	—

To properly reduce accrued commissions to account for commissions paid in November	81	82	82	82	327	(327)	—

To properly state accounts receivable as a result of our confirmation procedures (known error $69,000 extrapolated across the population)				(551)	(551)	551	—

To properly remove out of period accrued vacation adjustment			3,346		3,346	—	—

Total adjustments	223	224	3,570	(327)	3,690	(344)	—

As a % of pre-tax income	1.0%	0.9%	14.4%	-0.9%	3.4%	-0.3%	0.0%

Net income	14,129	14,314	14,779	21,426	64,648	84,000	26,556

To properly remove depreciation expense recorded in 2004 for a fixed asset which was disposed of in 2003	88	88	88	88	352	(352)	—

To properly reduce accrued commissions to account for commissions paid in November	50	50	51	51	202	(202)	—

To properly state accounts receivable as a result of our confirmation procedures (known error $69,000 extrapolated across the population)				(341)	(341)	341	—

To properly remove out of period accrued vacation adjustment			2,076		2,076	—	—

To properly record tax benefit on Zynx sale	4,812				4,812	(4,812)	(4,812)

To properly reverse tax expense which was recorded as an estimate on the sale of Zynx and then reversed in Q4 when client realized the sale would result in a tax loss	1,197			(1,197)	—	—	—

Total adjustments	6,147	138	2,215	(1,399)	7,101	(5,025)	(4,812)

As a % of net income	43.5%	1.0%	15.0%	-6.5%	11.0%	-6.0%	-18.1%

Appendix G
Impact of Tax Benefit on Sale of Zynx
(amounts in ‘000 except for EPS)

		Full Year		Full Year
	Q1 2004	2004	Q3 2005	2005
As Originally Reported:
Income tax expense	9,283	43,272	9,593	48,993
Net Income	14,129	64,648	26,556	86,251
Basic EPS	0.20	0.90	0.35	1.16
Fully diluted EPS	0.19	0.86	0.33	1.10

As Adjusted, if tax benefit would have been recorded in Q1 2004
Income tax expense	4,471	38,460	14,405	53,805
Net Income	18,941	69,460	21,744	81,439
Basic EPS	0.27	0.96	0.29	1.10
Fully diluted EPS	0.25	0.92	0.27	1.04

Appendix H
Cumulative Comparison of Reported vs. Proforma Income Statement
if all Proposed Audit Adjustments were Booked
Exhibit H

	Q104 As	Q104 As	Q204 As	Q204 As	Q304 As	Q304 As	Q404 As	Q404 As	YTD2004 As	YTD2004 As	Q305 As	Q305 As	YTD2005 As	YTD2005 As
In thousands, except per share data	Reported	Adjusted	Reported	Adjusted	Reported	Adjusted	Reported	Adjusted	Reported	Adjusted	Reported	Adjusted	Reported	Adjusted
Revenues:
System sales	84,512	84,512	84,853	84,853	82,882	82,882	99,614	99,614	351,861	351,861	110,173	110,173	449,734	449,734
Support, maintenance and services	127,069	127,069	133,949	133,949	140,123	140,123	141,273	141,273	542,414	542,414	175,208	175,208	677,664	677,664
Reimbursed travel	7,146	7,146	9,588	9,588	8,062	8,062	7,285	7,285	32,081	32,081	9,241	9,241	33,387	33,387

Total revenues	218,727	218,727	228,390	228,390	231,067	231,067	248,172	248,172	926,356	926,356	294,622	294,622	1,160,785	1,160,785

Costs and expenses:
Cost of revenues	46,673	46,673	50,564	50,564	45,013	45,013	54,098	54,649	196,348	196,899	65,305	65,305	0	0
Cost of system sales													171,073	170,522
Cost of support, maintenance and services													50,226	50,226
Cost of reimbursed travel													33,387	33,387
Sales and client service	92,842	92,761	94,232	94,150	98,919	98,837	97,635	97,553	383,628	383,301	117,010	117,010	466,206	466,533
Software development	42,554	42,554	42,769	42,769	42,837	42,837	43,429	43,429	171,589	171,589	53,968	53,968	211,455	211,455
General and administrative	14,145	14,003	14,919	14,777	17,942	14,454	16,321	16,179	63,327	59,413	21,142	21,142	81,620	82,188
Write off of in-process research and development	0	0	0	0	0	0	0	0	0	0	0	0	6,382	6,382

Total costs and expenses	196,214	195,991	202,484	202,260	204,711	201,141	211,483	211,810	814,892	811,202	257,425	257,425	1,020,349	1,020,693

Operating earnings	22,513	22,736	25,906	26,130	26,356	29,926	36,689	36,362	111,464	115,154	37,197	37,197	140,436	140,092

Other income (expense):
Interest expense, net	(2,115)	(2,115)	(1,792)	(1,792)	(1,585)	(1,585)	(660)	(660)	(6,152)	(6,152)	(1,358)	(1,358)	(5,858)	(5,858)
Other income	3,014	3,014	(174)	(174)	52	52	(284)	(284)	2,608	2,608	310	310	666	666

Total other income (expense), net	899	899	(1,966)	(1,966)	(1,533)	(1,533)	(944)	(944)	(3,544)	(3,544)	(1,048)	(1,048)	(5,192)	(5,192)

Earnings before income taxes	23,412	23,635	23,940	24,164	24,823	28,393	35,745	35,418	107,920	111,610	36,149	36,149	135,244	134,900
Income taxes	(9,283)	(3,359)	(9,626)	(9,712)	(10,044)	(11,399)	(14,319)	(15,391)	(43,272)	(39,861)	(9,593)	(14,405)	(48,993)	(53,674)

Net earnings	14,129	20,276	14,314	14,452	14,779	16,994	21,426	20,027	64,648	71,749	26,556	21,744	86,251	81,226

Basic earnings per share	0.20	0.28	0.20	0.20	0.20	0.23	0.30	0.28	0.90	0.99	0.35	0.29	1.16	1.10

Basic weighted average shares outstanding	71,322	71,322	72,088	72,088	72,506	72,506	72,174	72,174	72,174	72,174	75,778	75,778	74,144	74,144

Diluted earnings per share	0.19	0.27	0.19	0.19	0.20	0.23	0.29	0.27	0.86	0.95	0.33	0.27	1.10	1.04

Diluted weighted average shares outstanding	74,444	74,444	75,020	75,020	75,306	75,306	75,142	75,142	75,142	75,142	79,794	79,794	78,090	78,090